Filed Pursuant to Rule 424(B)(3)
Registration No: 333-159167

GRIFFIN CAPITAL NET LEASE REIT, INC.

SUPPLEMENT NO. 1 DATED AUGUST 15, 2011

TO THE PROSPECTUS DATED JULY 22, 2011

This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Net Lease REIT, Inc. dated July 22, 2011. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering and the ownership of our operating partnership;
•	an update to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include information for the three and six months ended June 30, 2011;
•	our unaudited consolidated financial statements as of and for the six months ended June 30, 2011; and
•	pro forma financial information relating to the acquisition of the LTI property in Carlsbad, California.

Status of Our Offering and Ownership of Our Operating Partnership

Through August 8, 2011, we have received aggregate gross offering proceeds of approximately $37.2 million, which includes approximately $2.4 million from a private offering of our shares, which terminated on November 6, 2009, and approximately $34.8 million in our initial public offering.

We commenced our initial public offering of shares of our common stock on November 6, 2009. As of August 8, 2011, in connection with our initial public offering, we have issued approximately 3.5 million shares of our common stock for gross proceeds of approximately $34.8 million. As of August 8, 2011, approximately 79.0 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond November 6, 2011, which is two years after the effective date of this offering, unless extended by our board of directors for an additional year as permitted under applicable law. We also reserve the right to terminate the initial public offering at any time.

As of August 8, 2011, we owned approximately 48.4% of the limited partnership units of our operating partnership, The GC Net Lease REIT Operating Partnership, L.P., our sponsor, Griffin Capital Corporation, and certain affiliates of our sponsor, including our President and Chairman, Kevin A. Shields, our Vice President — Acquisitions, Don G. Pescara and David C. Rupert, the President of our sponsor, owned approximately 34.3% of the limited partnership units of our operating partnership. The remaining approximately 17.3% of the limited partnership units were owned by third parties.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying unaudited consolidated financial statements and the notes thereto as of and for the three and six months ended June 30, 2011 contained in this supplement as well as the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and December 31, 2010 audited consolidated financial statements and the notes thereto incorporated by reference into our prospectus dated July 22, 2011.

Overview

We were formed on August 28, 2008 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in single tenant net lease properties. We began operations on May 6, 2009 and are subject to the general risks associated with a start-up enterprise, including the risk of business failure. On July 12, 2011, we changed our name from The GC Net Lease REIT, Inc. to Griffin Capital Net Lease REIT, Inc. Our year end is December 31. As used in this supplement, “we,” “us” and “our” refer to Griffin Capital Net Lease REIT, Inc. We were taxed as a REIT for the taxable year ended December 31, 2010 after satisfying both financial and non-financial requirements.

We have no paid employees and are externally advised and managed by an affiliate, The GC Net Lease REIT Advisor, LLC, which is our advisor. Griffin Capital Corporation, our sponsor, is the sole member of our advisor and an affiliate of the sole owner of The GC Net Lease REIT Property Management, LLC, our property manager. Our operating partnership is The GC Net Lease REIT Operating Partnership, L.P. We expect to own all of our properties directly or indirectly through our operating partnership or similar entities.

On February 20, 2009, we commenced a private offering to accredited investors only pursuant to a confidential private placement memorandum. On May 6, 2009 we satisfied our minimum offering requirement and commenced operations. We declared our first distribution to stockholders in the second quarter of 2009, which was paid on June 15, 2009.

We terminated our private offering on November 6, 2009, having raised approximately $2.4 million through the issuance of 0.3 million shares, and began our offering to the public upon the SEC declaring our registration statement effective. We are currently offering a maximum of 82.5 million shares of common stock to the public, consisting of 75 million shares for sale to the public (our “Primary Public Offering”) and 7.5 million shares for sale pursuant to our distribution reinvestment plan (collectively, our “Public Offering”). As of June 30, 2011, we had issued 3.2 million total shares of our common stock for gross proceeds of approximately $31.8 million in our Public Offering, of which 51,453 shares, or $0.5 million, were issued pursuant to the distribution reinvestment plan.

Significant Accounting Policies and Estimates

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). The preparation of our consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. If our judgment or interpretation of the facts and circumstances relating to the various transactions had been different, it is possible that different estimates would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe the accounting policies listed below are the most critical in the preparation of our consolidated financial statements. These policies are described in greater detail in Part I of our Form 10-Q for the quarter ended June 30, 2011 and in our Annual Report on Form 10-K for the year ended December 31, 2010 and continue to include the following areas:

•	Real Estate - Valuation and purchase price allocation, depreciation;
•	Impairment of Real Estate and Related Intangible Assets and Liabilities;
•	Revenue Recognition;
•	Noncontrolling Interests in Consolidated Subsidiaries;
•	Common Stock and Noncontrolling Interests Subject to Redemption;

•	Fair Value Measurements;
•	Income Taxes- deferred tax assets and related valuation allowance, REIT qualification; and
•	Loss Contingencies.

Recently Issued Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU No. 2011-05”). ASU 2011-05 requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The amendments in this update are effective for the first interim or annual period beginning after December 15, 2011. We do not expect that the adoption of ASU 2011-05 will have a material impact to our consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“ASU No. 2011-04”). This ASU updated and further clarifies requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. We do not expect the adoption of ASU 2011-04 will have a material impact to our consolidated financial statements.

In December 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force) (“ASU No. 2010-29”). ASU No. 2010-29 updated accounting guidance to clarify that pro forma disclosures should be presented as if a business combination occurred at the beginning of the prior annual period for purposes of preparing both the current reporting period and the prior reporting period pro forma financial information. These disclosures should be accompanied by a narrative description about the nature and amount of material, nonrecurring pro forma adjustments. The new accounting guidance is effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. Our adoption of this ASU as of January 1, 2011 did not have a material impact on our consolidated financial statements.

Results of Operations

As of June 30, 2011, we owned seven properties, encompassing approximately 2.3 million rentable square feet as shown in the tables below:

Property	Acquisition Date	Purchase Price	Property Type	Year Built/ Renovated	Square Feet	Approximate Acres
Renfro			Warehouse/
Clinton, SC	6/18/2009	$21,700,000	Distribution	1986	566,500	42.2
Plainfield			Office/
Plainfield, IL	6/18/2009	32,660,000	Laboratory	1958-1991	176,000	29.1
Will Partners			Warehouse/
Monee, IL	6/4/2010	26,305,000	Distribution	2000	700,200	34.3
Emporia Partners			Office/Industrial/
Emporia, KS	8/27/2010	8,360,000	Distribution	1954/2000	320,800	16.6
ITT
Los Angeles, CA	9/23/2010	7,800,000	Office	1996/2010	35,800	3.5
Quad/Graphics			Industrial/	1986/1996/
Loveland, CO	12/30/2010	11,850,000	Office	2009	169,800	15.0
LTI			Office/Laboratory/
Carlsbad, CA	5/13/2011	56,000,000	Manufacturing	1999	328,700	17.6

Total		$164,675,000			2,297,800	158.3

Property	Tenant	Industry	2011 Annualized Gross Base Rent	% of Annualized Gross Base Rent	2011 Annualized Net Effective Rent per Square Foot (1)	Year of Lease Expiration
Renfro Clinton, SC	Renfro Corp	Manufacturing (Hosiery Products)	$1,863,000	13.2%	$3.29	2021
Plainfield Plainfield, IL	Chicago Bridge & Iron Company (Delaware)	Construction Engineering Services	2,572,000	18.2%	14.61	2022
Will Partners Monee, IL	World Kitchen, LLC	Distribution (Kitchen Accessories)	2,311,000	16.4%	3.30	2020
Emporia Partners Emporia, KS	Hopkins Enterprises, Inc.	Manufacturing (Automotive Parts)	1,363,000	9.6%	2.57	2020
ITT Los Angeles, CA	ITT Educational Services, Inc.	Educational	762,000	5.4%	21.28	2016
Quad/Graphics Loveland, CO	World Color (USA), LLC	Printing	1,216,000	8.6%	7.16	2022
LTI Carlsbad, CA	Life Technologies Corporation	Research and Development (Biotechnology Tools)	4,046,000	28.6%	12.31	2022

Total			$14,133,000	100.0%	$6.51

(1)	Ending total balance represents an average per square foot for the seven properties.

We owned three properties as of June 30, 2010 and seven properties as of June 30, 2011, as shown in the table above. Therefore, our results of operations for the three and six months ended June 30, 2011 are not directly comparable to those for the three and six months ended June 30, 2010. Our results of operations for the three and six months ended June 30, 2011 are not indicative of those expected in the future periods and we expect that rental income, operating expenses, depreciation, and amortization expenses will each increase in future periods as we acquire additional properties.

Comparison of the Three Months Ended June 30, 2011 and 2010

The following table provides summary information about our results of operations for the three months ended June 30, 2011 and 2010:

	Three Months Ended June 30,			Percentage Change
	2011	2010	Increase
Rental income	$3,175,907	$1,343,604	$1,832,303	136%
Property tax recovery	$442,773	$135,082	$307,691	228%
Asset management fees	$260,664	$116,714	$143,950	123%
Property management fees	$90,704	$37,282	$53,422	143%
Property tax expense	$442,773	$135,082	$307,691	228%
Acquisition fees and expenses	$2,798,932	$909,362	$1,889,570	208%
General and administrative expenses	$502,757	$139,662	$363,095	260%
Depreciation and amortization	$1,346,018	$623,948	$722,070	116%
Interest expense	$1,503,621	$658,868	$844,753	128%

Rental Income

Rental income for the three months ended June 30, 2011 is comprised of rental income of $2.9 million and adjustments to straight-line contractual rent of $0.2 million, plus in-place lease valuation amortization of $0.1 million. Rental income for the three months ended June 30, 2011 increased by $1.8 million compared to the same period a year ago as a result of (1) $1.6 million in additional rental income related to the real estate acquired subsequent to June 30, 2010; (2) an increase in adjustments to straight-line contractual rent of $0.1 million; and (3) an increase in in-place lease valuation amortization of $0.1 million. Also included as a component of revenue is the recovery of property taxes, which increased by $0.3 million compared to the same period a year ago as a result of the acquisition of additional real estate. We expect rental income to increase in future periods as we acquire additional properties.

Property Operating Expenses

Property operating expenses for the three months ended June 30, 2011 and 2010 totaled $0.8 million and $0.3 million, respectively, consisting of asset management fees, property management fees, and property taxes. The total increase in the three months ended June 30, 2011 compared to the same period a year ago of $0.5 million is a result of $0.1 million in asset management fees, $0.1 million in property management fees and $0.3 million in property taxes for the real estate acquired subsequent to June 30, 2010, plus two additional months of activity for the Will Partners property acquired on June 4, 2010. We expect property operating expenses to increase in future periods as we acquire additional properties.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2011 increased by $0.4 million compared to the same period a year ago due to increased operating activity. General and administrative expenses for the three months ended June 30, 2011 totaled $0.5 million consisting mostly of accounting and legal fees of $0.2 million and other expenses totaling $0.3 million The total of $0.3 million in other expenses consisted mainly of allocated personnel costs and rent incurred by our advisor ($0.1 million in total), bank and transfer agent fees ($0.1 million), and a total of $0.1 million for directors’ and officers’ insurance, filing fees, tax payments, printing costs and adjustments to organizational costs. Organizational costs were adjusted as a result of the amount of organizational costs incurred which exceeded 15% of the total equity raised in our Public Offering, as discussed in our Second Amended and Restated Advisory Agreement, Note 6 and in the Organizational and Offering Costs section of Note 2 to the consolidated financial statements. The adjustment to organizational costs is reflected as a reduction of the “Due to Affiliates” balance on the consolidated balance sheets. We expect general and administrative expenses to increase in future periods as we make additional investments, but to decrease as a percentage of total revenues.

Depreciation and Amortization Expense

Depreciation and amortization expense for the three months ended June 30, 2011 consisted of depreciation of building and building improvements of our properties of $0.7 million and amortization of the contributed and acquired values allocated to tenant origination and absorption costs of $0.6 million. The increase of $0.7 million as compared to the same period in 2010 is a result of depreciation and amortization for the real estate acquired subsequent to June 30, 2010. We expect depreciation and amortization expense to increase in future periods as we acquire additional properties.

Interest Expense

Interest expense for the three months ended June 30, 2011 increased by $0.8 million compared to the same period in 2010. The net increase is due primarily to interest expense related to the real estate acquired subsequent to June 30, 2010: (1) $0.3 million in interest expense related to the assumption of the LTI mortgage debt and the Emporia Partners mortgage debt; (2) $0.2 million in additional interest expense related to the Credit Facility (as defined below); (3) $0.1 million in interest expense related to the short-term bridge facility, as discussed in Note 4, Debt, to the consolidated financial statements. Interest expense for the three months ended June 30, 2011 also includes the amortization of deferred financing costs of $0.2 million whereas during the same period in 2010, deferred financing costs were less than $0.1 million. We expect interest expense to increase in future periods as we acquire additional real estate and assume any related debt.

Comparison of the Six Months Ended June 30, 2011 and 2010

The following table provides summary information about our results of operations for the six months ended June 30, 2011 and 2010:

	Six Months Ended June 30,			Percentage Change
	2011	2010	Increase
Rental income	$5,629,926	$2,518,487	$3,111,439	124%
Property tax recovery	$782,730	$232,922	$549,808	236%
Asset management fees	$464,876	$219,544	$245,332	112%
Property management fees	$165,176	$69,364	$95,812	138%
Property tax expense	$782,730	$232,922	$549,808	236%
Acquisition fees and expenses	$2,799,194	$909,362	$1,889,832	208%
General and administrative expenses	$872,892	$413,428	$459,464	111%
Depreciation and amortization	$2,380,094	$1,175,756	$1,204,338	102%
Interest expense	$2,686,163	$1,223,258	$1,462,905	120%

Rental Income

Rental income for the six months ended June 30, 2011 is comprised of rental income of $5.2 million and adjustments to straight-line contractual rent of $0.4 million. Rental income for the six months ended June 30, 2011 increased by $3.1 million compared to the same period a year ago as a result of (1) $2.9 million in additional rental income related to the real estate acquired subsequent to June 30, 2010; (2) an increase in adjustments to straight-line contractual rent of $0.2 million. Also included as a component of revenue is the recovery of property taxes, which increased by $0.5 million compared to the same period a year ago as a result of the acquisition of additional real estate. We expect rental income to increase in future periods as we acquire additional properties.

Property Operating Expenses

Property operating expenses for the six months ended June 30, 2011 and 2010 totaled $1.4 million and $0.5 million, respectively, consisting of asset management fees, property management fees, and property taxes. The total increase in the six months ended June 30, 2011 compared to the same period a year ago of $0.9 million is a result of $0.2 million in asset management fees, $0.1 million in property management fees and $0.6 million in property taxes for the real estate acquired subsequent to June 30, 2010. We expect property operating expenses to increase in future periods as we acquire additional properties.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2011 increased by $0.5 million compared to the same period a year ago due to increased operating activity. General and administrative expenses for the six months ended June 30, 2011 totaled $0.9 million consisting mostly of accounting and legal fees of $0.3 million, board of directors fees of $0.1 million, as well as other expenses totaling $0.5 million The total of $0.5 million in other expenses consisted mostly of allocated personnel costs and rent incurred by our advisor ($0.2 million in total), bank and transfer agent fees ($0.1 million), directors’ and officers’ insurance ($0.1 million) and a total of $0.1 million for printing costs, filing fees, tax payments and adjustments to organizational costs. Organizational costs were adjusted as a result of the amount of organizational costs incurred which exceeded 15% of the total equity raised in our Public Offering, as discussed in our amended and restated advisory agreement, Note 6 and in the Organizational and Offering Costs section of Note 2 to the consolidated financial statements. The adjustment to organizational costs is reflected as a reduction of the “Due to Affiliates” balance on the consolidated balance sheets. We expect general and administrative expenses to increase in future periods as we make additional investments, but to decrease as a percentage of total revenues.

Depreciation and Amortization Expense

Depreciation and amortization expense for the six months ended June 30, 2011 consisted of depreciation of building and building improvements of our properties of $1.3 million and amortization of the contributed and acquired values allocated to tenant origination and absorption costs of $1.1 million. The increase of $1.2 million as compared to the same period in 2010 is a result of depreciation and amortization for the real estate acquired subsequent to June 30, 2010. We expect depreciation and amortization expense to increase in future periods as we acquire additional properties.

Interest Expense

Interest expense for the six months ended June 30, 2011 increased by $1.5 million compared to the same period in 2010. The net increase is due primarily to interest expense related to the real estate acquired subsequent to June 30, 2010: (1) $0.4 million in interest expense related to the assumption of the LTI mortgage debt and the Emporia Partners mortgage debt; (2) $0.6 million in additional interest expense related to the Credit Facility; (3) $0.2 million in interest expense related to the short-term bridge facility, as discussed in Note 4, Debt, to the consolidated financial statements; and (4) a decrease of $0.1 million in interest expense related to the refinancing of the Renfro property debt. Interest expense for the three months ended June 30, 2011 also includes the amortization of deferred financing costs of $0.4 million whereas during the same period in 2010, deferred financing costs were less than $0.1 million. We expect interest expense to increase in future periods as we acquire additional real estate and assume any related debt.

Liquidity and Capital Resources

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of debt service on our outstanding indebtedness, including repayment of the Bridge Loan and Credit Facility discussed below, and other investments. Generally, cash needs for items, other than property acquisitions, will be met from operations and proceeds received from offerings. However, there may be a delay between the sale of our shares and our purchase of properties that could result in a delay in the benefits to our stockholders, if any, of returns generated from our investments. Our advisor will evaluate potential additional property acquisitions and engage in negotiations with sellers on our behalf. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from offerings in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

On June 4, 2010, we, through our operating partnership, entered into a credit agreement with KeyBank National Association (“KeyBank”), which provided our operating partnership with an initial $25.0 million credit facility (the “Credit Facility”) to finance the acquisition of properties. Our operating partnership made an initial draw of $16.9 million to facilitate the acquisition of the Will Partners property and a subsequent draw of approximately $5.1 million to finance the ITT property acquisition.

On November 22, 2010, we, through our operating partnership, entered into an amendment to the credit agreement with KeyBank, thereby increasing the total amount of the Credit Facility, upon which we additionally drew approximately $13.0 million to refinance the debt encumbering the Renfro property. The total amount of funds drawn under the Credit Facility as of June 30, 2011 was $35.0 million.

On December 30, 2010, we, through our operating partnership, entered into a Bridge Loan with KeyBank (the “Bridge Loan”) and thereby obtained approximately $7.9 million used as a source to fund the acquisition of the Quad/Graphics property. The terms of the Bridge Loan require weekly payments equal to the net equity raised in our Public Offering, subject to a monthly minimum amount of approximately $1.3 million. The balance of the loan was paid in full on April 18, 2011.

On May 13, 2011, we obtained an additional $12.3 million in debt to help fund the acquisition of the LTI property pursuant to the Bridge Loan. The terms of the Bridge Loan remain the same and require weekly payments equal to the net equity raised in our Public Offering, subject to a monthly minimum amount of approximately $2.1 million. As of June 30, 2011 the balance of the loan was $8.3 million.

Other potential future sources of capital include proceeds from our Public Offering, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility (other than the current Credit Facility) or other third party source of liquidity, we will be heavily dependent upon the proceeds of our Public Offering and income from operations in order to meet our long-term liquidity requirements and to fund our distributions.

Short-Term Liquidity and Capital Resources

We expect to meet our short-term operating liquidity requirements with proceeds received in our Public Offering and operating cash flows generated from our properties and other properties we acquire in the future. All advances from our advisor will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in the “Management Compensation” section of our prospectus.

Our cash and cash equivalent balances decreased by $0.3 million during the six months ended June 30, 2011 and were used in or provided by the following:

Operating Activities. During the six months ended June 30, 2011, we generated $1.8 million of cash from operating activities, compared to $1.0 million used during the year same period in 2010. The net loss in the current period is offset by (1) non-cash adjustments of $2.3 million (consisting of depreciation and amortization of $2.7 million less deferred rent of $0.4 million), which increased compared to the same period in 2010 in which non-cash adjustments totaled $1.0 million, as a result of the properties acquired subsequent to June 30, 2010 and (2) cash provided by working capital of $3.2 million compared to cash used for working capital of $0.5 million for the six months ended June 30, 2010. The increase in working capital is due to the acquisitions made subsequent to June 30, 2010 and the related acquisition fees and expenses, which are included in the “Due to Affiliates” balance on the consolidated balance sheets.

Investing Activities. During the six months ended June 30, 2011, we used $13.8 million in cash for investing activities, specifically for the acquisition of the LTI property. During the same period a year ago, we used $18.8 million in cash for the acquisition of the Will Partners property and we also funded $0.5 million for tenant improvements from reserve proceeds held by lenders, which were assumed by us in conjunction with the contribution of the Plainfield and Renfro properties.

Financing Activities. During the six months ended June 30, 2011, we generated $11.7 million in financing activities as compared to $21.8 million during the same period a year ago, an increase in cash usage of $10.1 million. The increase in cash usage is the net result of a $7.3 million increase and a $17.4 million decrease. The $7.3 million increase is made up of: (1) an increase of $6.8 million in the issuance of common stock during the six months ended June 30, 2011, compared to the same period a year ago and (2) $0.5 million decrease in deferred financing costs incurred. The $17.4 million decrease consists of the following: (1) $11.9 million in payments made on the Bridge Loan, of which there were none in the same period in 2010; (2) a decrease of $4.6 million in borrowing proceeds compared to the same period in 2010; (3) a $0.1 million increase in loan amortization compared to the same period a year ago due to the amortization of the Emporia Partners mortgage debt and the LTI mortgage debt; and (4) a $0.8 million increase in distribution payments.

Distributions and Our Distribution Policy

Distributions will be paid to our stockholders as of the record date selected by our board of directors. We expect to continue to pay distributions monthly based on daily declaration and record dates so that investors may be entitled to distributions immediately upon purchasing our shares. We expect to regularly pay distributions unless our results of operations, our general financial condition, general economic conditions, or other factors inhibit us from doing so. Distributions will be authorized at the discretion of our board of directors, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. The funds we receive from operations that are available for distribution may be affected by a number of factors, including the following:

•	the amount of time required for us to invest the funds received in our Public Offering;

•	our operating and interest expenses;

•	the amount of distributions or dividends received by us from our indirect real estate investments;

•	our ability to keep our properties occupied;

•	our ability to maintain or increase rental rates;

•	tenant improvements, capital expenditures and reserves for such expenditures;

•	the issuance of additional shares; and

•	financings and refinancings.

We made our first distribution on June 15, 2009 to investors of record on May 31, 2009. We achieved our minimum escrow requirement on May 6, 2009; therefore, our first monthly distribution was for a partial month. Since June 15, 2009, we funded distributions with operating cash flow from our properties and offering proceeds raised in our private offering and our Public Offering. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders.

The following table shows distributions paid for the first two quarters of 2011 and the last two quarters during the year ended December 31, 2010:

	June 30, 2011			March 31, 2011			December 30, 2010			September 30, 2010
Distributions paid in cash- noncontrolling interests	$568,037			$527,321			$533,179			$496,645
Distributions paid in cash- common stockholders	287,409			212,667			162,080			123,391
Distributions reinvested (shares issued)	192,978			131,271			79,788			48,124

Total distributions	$1,048,424	(1)		$871,259			$775,047			$668,160

Source of distributions:
Cash flows provided by (used in) operations	$855,446	(2 82	) %	$739,988	(2 85	) %	$276,853	(2 36	) %	$(96,454)	(2 (14	) %)
Proceeds from issuance of common stock (3)	-			-			418,406	54%		716,490	107%
Distributions reinvested (shares purchased)	192,978	18%		131,271	15%		79,788	10%		48,124	7%

Total sources	$1,048,424	100%		$871,259	100%		$775,047	100%		$668,160	100%

(1)	Total distributions declared but not paid as of June 30, 2011 for noncontrolling interests (including our advisor), and common stockholders were $0.2 million and $0.1 million, respectively.
(2)	Percentages were calculated by dividing the respective source amount by the total sources of distributions. Sources appearing as negative amounts represent instances in which cash flows were used in, rather than provided by, operations. Accordingly, percentages calculated on these amounts also appear as negative numbers.
(3)	During the six months ended June 30, 2011, proceeds from issuance of common stock were used to pay down the principal balance of the Bridge Loan.

From our inception through June 30, 2011, we paid and declared cumulative distributions of approximately $1.6 million to common stockholders and approximately $3.6 million to the limited partners of our operating partnership, as compared to cumulative FFO of approximately $(3.5) million. The payment of distributions from sources other than FFO may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Funds from Operations and Modified Funds from Operations

We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. Because FFO calculations exclude such items as depreciation and amortization of real estate assets and gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), they facilitate comparisons of operating performance between periods and between other REITs. Our management believes that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. The National Association of Real Estate Investment Trusts (“NAREIT”) defines FFO as net income or loss computed in accordance with GAAP, excluding extraordinary items, as defined by GAAP, and gains and losses from sales of depreciable operating property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs and depreciation of non-real estate assets), and after adjustment for unconsolidated partnerships and joint ventures. Other REITs may not define FFO in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently than we do.

The Investment Program Association, (“IPA”), issued Practice Guideline 2010-01 (the “IPA MFFO Guideline”) on November 2, 2010, which extended financial measures to include modified funds from operations (“MFFO”). We adopted the IPA MFFO Guideline for the year ended December 31, 2010 as presented in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our Annual Report on Form 10-K for the year ended December 31, 2010. Management believes that MFFO is a beneficial indicator of on-going portfolio performance and our ability to sustain our current distribution level. More specifically, MFFO isolates the financial results of the REIT’s operations. MFFO, however, is not considered an appropriate measure of historical earnings as it excludes certain significant costs that are otherwise included in reported earnings. Further, since the measure is based on historical financial information, MFFO for the period presented may not be indicative of future results or our future ability to pay our distributions. In computing MFFO, FFO is adjusted for certain non-cash items such as straight-line rent, the amortization of in-place lease valuations, and the accretion/amortization of debt discounts/premiums. FFO is further adjusted for certain non-operating cash items such as acquisitions fees and expenses.

By providing FFO and MFFO, we present information that assists investors in aligning their analysis with management’s analysis of long-term operating activities. MFFO also allows for a comparison of the performance of our portfolio with other REITs that are not currently engaging in acquisitions, as well as a comparison of our performance with that of other non-traded REITs, as MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes. As explained below, management’s evaluation of our operating performance excludes items considered in the calculation of MFFO based on the following economic considerations:

•

Straight line rent, amortization of in-place lease valuation and amortization of debt premiums. These items are GAAP non-cash adjustments and are included in historical earnings. These items are added back to FFO as a means of determining operating results of our portfolio.

•

Acquisition-related costs. In evaluating the performance of our portfolio over time, management employs business models and analyses that differentiate the costs to acquire investments from the investments’ revenues and expenses. Management believes that excluding acquisition costs from MFFO provides investors with supplemental performance information that is consistent with the performance models and analysis used by management, and provides investors a view of the performance of our portfolio over time, including after we cease to acquire properties on a frequent and regular basis. In accordance with GAAP, as of January 1, 2009, acquisition related transaction costs are required to be expensed as incurred compared to the prior practice of capitalizing such costs and amortizing them over the estimated useful lives of the assets acquired. These costs have been and will continue to be funded with cash proceeds from our primary offering.

For all of these reasons, we believe the non-GAAP measures of FFO and MFFO, in addition to net income and cash flows from operating activities, as defined by GAAP, are helpful supplemental performance measures and useful in understanding the various ways in which our management evaluates the performance of our real estate portfolio. However, FFO and MFFO should not be considered as alternatives to net income or to cash flows from operating activities. The material limitation associated with FFO and MFFO is that they are not indicative of our cash available to fund distributions since other uses of cash, such as capital expenditures at our properties and principal payments of debt, are not deducted when calculating FFO and MFFO. FFO or MFFO should not be considered as an alternative to net income (loss), or an indication of our liquidity, and each should be reviewed in connection with GAAP measurements.

Neither the SEC, NAREIT, nor any other applicable regulatory body has opined on the acceptability of the exclusions contemplated to adjust FFO in order to calculate MFFO and its use as a non-GAAP performance measure. In the future, the SEC or NAREIT may decide to standardize the allowable exclusions across the REIT industry, and we may have to adjust the calculation and characterization of this non-GAAP measure.

Our calculation of FFO and MFFO is presented in the following table for the three and six months ended June 30, 2011 and 2010.

	Three Months Ended June 30,		Six Months Ended June 30,

	2011	2010	2011	2010

Net Loss	$(3,326,447)	$(1,141,434)	$(3,737,777)	$(1,489,421)
Adjustments:
Depreciation of building and improvements	722,679	422,519	1,331,722	809,526
Amortization of intangible assets	623,339	201,429	1,048,372	366,230

Funds from Operations (FFO)	$(1,980,429)	$(517,486)	$(1,357,683)	$(313,665)

Reconciliation of FFO to Modified Funds From Operations
Funds From Operations	$(1,980,429)	$(517,486)	$(1,357,683)	$(313,665)
Adjustments:
Acquisition fees and expenses	2,798,932	909,362	2,799,194	909,362
Revenues in excess of cash received (straight-line rents)	(211,549)	(102,550)	(351,874)	(198,971)
Amortization of above/(below market) rent	(75,692)	1,679	(41,798)	(7,374)
Amortization of debt premium	(11,542)	-	(11,542)	-

Modified Funds From Operations	$519,720	$291,005	$1,036,297	$389,352

Contractual Commitments and Contingencies

The following is a summary of our contractual obligations as of June 30, 2011:

	Payments Due During the Years Ending December 31,
	Total	2011	2012-2013	2014-2015	Thereafter
Outstanding debt obligations (1)	$103,512,723	$8,837,578	$37,452,588	$2,781,442	$54,441,115
Interest on outstanding debt obligations (2)	24,112,145	2,996,750	10,295,571	6,907,122	3,912,702

Total	$127,624,868	$11,834,328	$47,748,159	$9,688,564	$58,353,817

(1)	Amounts include principal payments only. The total Credit Facility is $35.0 million and is due on June 4, 2013. The Bridge Loan which was used to finance the Quad/Graphics property acquisition was paid in full on April 18, 2011. An additional $12.3 million was obtained pursuant to the Bridge Loan to help finance the acquisition of the LTI property and is due on November 13, 2011. The payments on the LTI mortgage debt do not include the premium of $0.4 million.

(2)	Projected interest payments are based on the outstanding principal amounts and interest rates in effect at June 30, 2011. Interest payments for the Bridge Loan are based on the minimum monthly principal payment required.

Subsequent Events

See Note 9, Subsequent Events, to the consolidated financial statements.

Financial Statements

The financial statements listed below are contained in this supplement:

GRIFFIN CAPITAL NET LEASE REIT, INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2011	December 31, 2010
	(unaudited)
ASSETS
Cash and cash equivalents	$1,354,397	$1,636,072
Restricted cash	1,836,454	1,658,070
Real estate:
Land	27,003,796	11,703,796
Building and improvements	110,914,163	77,096,442
Tenant origination and absorption cost	34,400,671	18,095,906

Total real estate	172,318,630	106,896,144
Less: accumulated depreciation and amortization	(6,242,689)	(3,862,595)

Total real estate, net	166,075,941	103,033,549
Above market leases, net	1,620,898	1,725,856
Deferred rent	1,023,869	671,995
Deferred financing costs, net	728,590	967,051
Other assets	212,144	448,483

Total assets	$172,852,293	$110,141,076

LIABILITIES AND EQUITY
Mortgage payable, plus unamortized premium of $400,755 and $0, respectively	$60,641,283	$26,129,231
Credit Facility	35,000,000	35,000,000
Bridge Loan	8,272,195	7,871,500
Restricted reserves	717,635	538,741
Accounts payable and other liabilities	3,068,442	857,322
Distributions payable	333,075	248,092
Due to affiliates, net	2,266,966	1,480,570
Below market leases, net	9,734,239	870,807

Total liabilities	120,033,835	72,996,263

Commitments and contingencies (Note 7)
Noncontrolling interests subject to redemption, 531,000 units eligible towards redemption as of June 30, 2011 and December 31, 2010	4,886,686	4,886,686
Common stock subject to redemption	495,059	170,810

Stockholders’ equity:
Preferred Stock, $0.001 par value; 200,000,000 shares authorized; no shares outstanding, as of June 30, 2011 and December 31, 2010	-	-

Common Stock, $0.001 par value; 700,000,000 shares authorized; 3,448,286 and 1,845,339 shares outstanding, as of June 30, 2011 and December 31, 2010, respectively	34,449	18,438
Additional paid-in capital	28,728,127	15,441,289
Cumulative distributions	(1,582,713)	(713,332)
Accumulated deficit	(2,912,404)	(1,236,878)

Total stockholders’ equity	24,267,459	13,509,517
Noncontrolling interests	23,169,254	18,577,800

Total equity	47,436,713	32,087,317

Total liabilities and equity	$172,852,293	$110,141,076

See accompanying notes.

GRIFFIN CAPITAL NET LEASE REIT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Revenue:
Rental income	$3,175,907	$1,343,604	$5,629,926	$2,518,487
Property tax recovery	442,773	135,082	782,730	232,922
Interest income	342	798	692	2,804

Total revenue	3,619,022	1,479,484	6,413,348	2,754,213

Expenses:
Asset management fees to affiliates	260,664	116,714	464,876	219,544
Property management fees to affiliates	90,704	37,282	165,176	69,364
Property tax expense	442,773	135,082	782,730	232,922
Acquisition fees and expenses	2,798,932	909,362	2,799,194	909,362
General and administrative expenses	502,757	139,662	872,892	413,428
Depreciation and amortization	1,346,018	623,948	2,380,094	1,175,756
Interest expense	1,503,621	658,868	2,686,163	1,223,258

Total expenses	6,945,469	2,620,918	10,151,125	4,243,634

Net loss	(3,326,447)	(1,141,434)	(3,737,777)	(1,489,421)
Net loss attributable to noncontrolling interests	(1,819,566)	(865,207)	(2,062,251)	(1,197,495)

Net loss attributable to Griffin Capital Net Lease REIT, Inc. common stockholders	$(1,506,881)	$(276,227)	$(1,675,526)	$(291,926)

Net loss per share, basic and diluted
	$(0.50)	$(0.38)	$(0.64)	$(0.55)

Weighted average number of common shares outstanding, basic and diluted	2,997,534	728,601	2,599,601	527,741

Distributions declared per common share	$0.17	$0.17	$0.34	$0.34

See accompanying notes.

GRIFFIN CAPITAL NET LEASE REIT, INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Common Stock
	Shares	Amount	Additional Paid- In Capital	Cumulative Distributions	Accumulated Deficit	Total Stockholders’ Equity	Non-controlling Interests	Total Equity
BALANCE December 31, 2009	252,319	2,523	928,009	(92,834)	(246,515)	591,183	17,678,748	18,269,931
Gross proceeds from issuance of common stock	1,575,040	15,736	15,727,108	-	-	15,742,844	-	15,742,844
Discount on issuance of common stock	-	-	(21,635)	-	-	(21,635)	-	(21,635)
Offering costs	-	-	(1,192,014)	-	-	(1,192,014)	-	(1,192,014)
Distributions	-	-	-	(458,682)	-	(458,682)	-	(458,682)
Issuance of shares for distribution reinvestment plan	17,033	170	161,646	(161,816)	-	-	-	-
Additions to common stock subject to redemption	947	9	(161,825)	-	-	(161,816)	-	(161,816)
Contribution of noncontrolling interests	-	-	-	-	-	-	10,380,000	10,380,000
Additions to noncontrolling interests subject to redemption	-	-	-	-	-	-	(4,886,686)	(4,886,686)
Distributions for noncontrolling interests	-	-	-	-	-	-	(1,568,275)	(1,568,275)
Distributions for noncontrolling interests subject to redemption	-	-	-	-	-	-	(207,262)	(207,262)
Net loss	-	-	-	-	(990,363)	(990,363)	(2,818,725)	(3,809,088)

BALANCE December 31, 2010	1,845,339	18,438	15,441,289	(713,332)	(1,236,878)	13,509,517	18,577,800	32,087,317
Gross proceeds from issuance of common stock	1,568,815	15,688	15,672,451	-	-	15,688,139	-	15,688,139
Discount on issuance of common stock	-	-	(103,536)	-	-	(103,536)	-	(103,536)
Offering costs	-	-	(2,281,754)	-	-	(2,281,754)	-	(2,281,754)
Distributions	-	-	-	(545,132)	-	(545,132)	-	(545,132)
Issuance of shares for distribution reinvestment plan	34,132	323	323,926	(324,249)	-	-	-	-
Additions to common stock subject to redemption	-	-	(324,249)	-	-	(324,249)	-	(324,249)
Contribution of noncontrolling interests	-	-	-	-	-	-	7,788,990	7,788,990
Distributions for noncontrolling interests	-	-	-	-	-	-	(957,491)	(957,491)
Distributions for noncontrolling interests subject to redemption	-	-	-	-	-	-	(177,794)	(177,794)
Net loss	-	-	-	-	(1,675,526)	(1,675,526)	(2,062,251)	(3,737,777)

BALANCE June 30, 2011	3,448,286	$34,449	$28,728,127	$(1,582,713)	$(2,912,404)	$24,267,459	$23,169,254	$47,436,713

See accompanying notes.

GRIFFIN CAPITAL NET LEASE REIT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Six Months Ended June 30,
	2011	2010
Operating Activities:
Net loss	$(3,737,777)	$(1,489,421)
Adjustments to reconcile net loss to net cash provided by (used in) operations:
Depreciation of building and building improvements	1,331,722	809,526
Amortization of intangible assets	1,048,372	366,230
Amortization of above and below market leases	(41,798)	(7,374)
Amortization of deferring financing costs	377,961	25,152
Amortization of debt premium	(11,542)	-
Deferred rent	(351,874)	(198,971)
Property maintenance funded from restricted cash reserves	510	-
Change in operating assets and liabilities:
Other assets	236,339	125,692
Accounts payable and other liabilities	2,211,120	(320,388)
Due to affiliates, net	786,396	(315,619)

Net cash provided by (used in) operating activities	1,849,429	(1,005,173)

Investing Activities:
Acquisition of properties	(13,785,562)	(18,825,278)
Tenant improvements	-	(447,337)
Tenant improvements funded from restricted cash reserves	-	447,337

Net cash used in investing activities	(13,785,562)	(18,825,278)

Financing Activities:
Proceeds from borrowings	12,300,000	16,900,000
Principal payoff of secured indebtedness	(11,899,305)	-
Principal amortization payments on secured indebtedness	(314,152)	(167,412)
Deferred financing costs	(139,500)	(601,909)
Issuance of common stock, net	13,302,849	6,454,319
Distributions to noncontrolling interests	(1,095,358)	(679,881)
Distributions to common stockholders	(500,076)	(119,770)

Net cash provided by financing activities	11,654,458	21,785,347

Net (decrease) increase in cash and cash equivalents	(281,675)	1,954,896
Cash and cash equivalents at the beginning of the period	1,636,072	387,272

Cash and cash equivalents at the end of the period	$1,354,397	$2,342,168

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$1,790,552	$939,124

Supplemental Disclosures of Significant Non-cash Transactions:
Restricted cash- ongoing improvement reserve paid by tenant	$-	$792,366
Mortgage debt assumed in conjunction with the contribution of real estate assets by affiliates plus a premium of $412,298	$34,837,746	$-
Limited partnership units of the operating partnership issued in conjunction with the contribution of real estate assets by affiliates, net of discount	$7,788,990	$7,480,000
Distributions payable to noncontrolling interests	$221,560	$152,665
Distributions payable to common stockholders	$111,515	$35,926
Common stock issued pursuant to the distribution reinvestment plan	$324,249	$33,904

See accompanying notes.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

1.	Organization

Griffin Capital Net Lease REIT, Inc. (formerly known as The GC Net Lease REIT, Inc.), a Maryland corporation (the “Company”), was formed on August 28, 2008 under the Maryland General Corporation Law. The Company was organized primarily with the purpose of acquiring single tenant net lease properties, and expects to use a substantial amount of the net proceeds from the Public Offering (as defined below) to invest in these properties. The Company satisfied requisite financial and non-financial requirements and elected to be taxed as a REIT for the taxable year ended December 31, 2010. The Company’s year end is December 31.

Griffin Capital Corporation, a California corporation (the “Sponsor”), is the sponsor of the Company’s Public Offering. The Company’s Sponsor was formed in 1995 to principally engage in acquiring and developing office and industrial properties.

The GC Net Lease REIT Advisor, LLC, a Delaware limited liability company (the “Advisor”) was formed on August 27, 2008. The Sponsor is the sole member of the Advisor. On November 6, 2009, the Company entered into its amended and restated advisory agreement for the Public Offering, as amended. On November 9, 2010, the Company entered into its second amended and restated advisory agreement for the Public Offering (the “Second Amended and Restated Advisory Agreement”), which states that the Advisor is responsible for managing the Company’s affairs on a day-to-day basis and identifying and making acquisitions and investments on behalf of the Company. The officers of the Advisor are also officers of the Sponsor. The Second Amended and Restated Advisory Agreement has a one-year term and it may be renewed for an unlimited number of successive one-year periods.

On August 28, 2008, the Advisor purchased 100 shares of common stock for $1,000 and became the Company’s initial stockholder. The Company’s Third Articles of Amendment and Restatement, as amended, authorize 700,000,000 shares of common stock with a par value of $0.001 and 200,000,000 shares of preferred stock with a par value of $0.001. On February 20, 2009, the Company began to offer a maximum of 10,000,000 shares of common stock, which included shares for sale pursuant to the distribution reinvestment plan, pursuant to a private placement offering to accredited investors (collectively, the “Private Offering”). Simultaneously with the Private Offering, the Company undertook the process of registering an offering of a maximum of 82,500,000 shares of common stock, consisting of 75,000,000 shares for sale to the public (the “Primary Public Offering”) and 7,500,000 shares for sale pursuant to the distribution reinvestment plan at $9.50 per share (collectively, the “Public Offering”). On November 6, 2009, the Securities and Exchange Commission (the “SEC”) declared the Public Offering effective, and the Company terminated the Private Offering with the commencement of the Public Offering. As of June 30, 2011 and December 31, 2010, the Company had 3.5 million and 1.9 million shares outstanding, respectively. As of June 30, 2011 and December 31, 2010, the Company had $0.5 million and $0.2 million in shares classified as common stock subject to redemption, respectively. (See Note 7, Share Redemption Program).

Griffin Capital Securities, Inc. (the “Dealer Manager”) is one of the Company’s affiliates. The Dealer Manager is responsible for marketing the Company’s shares being offered pursuant to the Public Offering. On October 27, 2009, the Company and the Dealer Manager entered into a dealer manager agreement for the Public Offering. The dealer manager agreement may be terminated by either party upon prior written notice.

The GC Net Lease REIT Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”), was formed on August 29, 2008. On December 26, 2008, the Advisor

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

purchased a 99% limited partnership interest in the Operating Partnership for $200,000 and on December 26, 2008, the Company contributed the initial $1,000 capital contribution, received by the Advisor, to the Operating Partnership in exchange for a 1% general partner interest. As of June 30, 2011, the Company owned approximately 46% of the limited partnership units of the Operating Partnership, and, as a result of the contribution of five properties to the Company, the Sponsor and certain of its affiliates, including the Company’s President and Director, Kevin A. Shields, the Company’s Vice President — Acquisitions, Don Pescara and David C. Rupert, the President of the Sponsor, owned approximately 36% of the limited partnership units of the Operating Partnership. The remaining approximately 18% of the limited partnership units were owned by third parties. The Operating Partnership will own, directly or indirectly, all of the properties acquired. The Operating Partnership will conduct certain activities through the Company’s taxable REIT subsidiary, The GC Net Lease REIT TRS, Inc., a Delaware corporation (the “TRS”) formed on September 2, 2008, which is a wholly-owned subsidiary of the Operating Partnership.

The Company’s property manager is The GC Net Lease REIT Property Management, LLC, a Delaware limited liability company (the “Property Manager”), which was formed on August 28, 2008 to manage the Company’s properties. The Property Manager derives substantially all of its income from the property management services it performs for the Company.

2.	Basis of Presentation and Summary of Significant Accounting Policies

The accompanying unaudited consolidated financial statements of the Company are prepared by management on the accrual basis of accounting and in accordance with principles generally accepted in the United States (“GAAP”) for interim financial information as contained in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), and in conjunction with rules and regulations of the Securities Exchange Commission (“SEC”). Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. The unaudited consolidated financial statements include accounts and related adjustments, which are, in the opinion of management, of normal recurring nature and necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the interim period. Operating results for the three and six months ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ending December 31, 2011. These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010. The unaudited consolidated financial statements include accounts of the Company and the Operating Partnership. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited consolidated financial statement and accompanying notes. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents. Cash

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value. There were no restrictions on the use of the Company’s operating cash balance as of June 30, 2011 and December 31, 2010.

The Company maintains cash accounts with major financial institutions. The cash balances consist of business checking accounts and money market accounts. These accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 at each institution. At times, the balances in these accounts may exceed the insured amounts. The Company has not experienced any losses with respect to cash balances in excess of government-provided insurance. Management believes there was no significant concentration of credit risk with respect to these cash balances as of June 30, 2011 and December 31, 2010.

Restricted Cash

In conjunction with the acquisition and contribution of certain real estate assets (see Note 3, Real Estate), the Company assumed certain reserves to be used for specific property improvements. As of June 30, 2011 and December 31, 2010, the balance of these reserves, included on the consolidated balance sheets as restricted cash, was $1.8 million and $1.7 million, respectively.

Real Estate

Purchase Price Allocation

The Company applies the provisions in ASC 805-10, “Business Combinations,” to account for business combinations. In accordance with the provisions, the Company recognizes the assets acquired, the liabilities assumed and any noncontrolling interest in the acquired entity at their fair values as of the acquisition date, on an “as if vacant” basis. Further, the Company recognizes the fair value of assets acquired, liabilities assumed and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. The accounting provisions have also established that acquisition-related costs and restructuring costs are considered separate and not a component of a business combination and, therefore, are expensed as incurred.

Acquired in-place leases are valued as above-market or below-market as of the date of acquisition. The valuation is measured based on the present value (using an interest rate, which reflects the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) management’s estimate of fair market lease rates for the corresponding in-place leases over a period equal to the remaining non-cancelable term of the lease for above-market leases, taking into consideration below-market extension options for below-market leases. In addition, renewal options are considered and will be included in the valuation of in-place leases if (1) it is likely that the tenant will exercise the option, and (2) the renewal rent is considered to be sufficiently below a fair market rental rate at the time of renewal. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The aggregate fair value of in-place leases includes direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals, which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated using methods similar to those used in independent appraisals and management’s consideration of current market costs to execute a similar lease. These direct costs are considered intangible lease assets and are included with real estate assets on the

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

consolidated balance sheets. The intangible lease assets are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid, including real estate taxes, insurance, and other operating expenses, pursuant to the in-place leases over a market lease-up period for a similar lease. Customer relationships are valued based on management’s evaluation of certain characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics management will consider in allocating these values include the nature and extent of the Company’s existing business relationships with tenants, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors. These intangibles will be included in intangible lease assets on the consolidated balance sheets and are amortized to expense over the remaining term of the respective leases.

The determination of the fair values of the assets and liabilities acquired requires the use of significant assumptions about current market rental rates, rental growth rates, discount rates and other variables. The use of inappropriate estimates would result in an incorrect assessment of the purchase price allocations, which could impact the amount of the Company’s reported net income.

Depreciation

The purchase price of real estate acquired and costs related to development, construction, and property improvements will be capitalized. Repairs and maintenance costs include all costs that do not extend the useful life of the real estate asset and will be expensed as incurred. The Company considers the period of future benefit of an asset to determine the appropriate useful life. The Company anticipates the estimated useful lives of its assets by class to be generally as follows:

Buildings	25-40 years
Building Improvements	5-20 years
Land Improvements	15-25 years
Tenant Improvements	Shorter of estimated useful life or remaining
contractual lease term
Tenant origination and absorption cost	Remaining contractual lease term
In-place lease valuation	Remaining contractual lease term with consideration as to below-market extension options for below-market leases

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company will continually monitor events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of the assets and the eventual disposition. If, based on this analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment loss to the extent the carrying value exceeds the net present value of the estimated future cash flows of the asset.

Projections of expected future undiscounted cash flows require management to estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to re-lease the property and the number

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

of years the property is held for investment. As of June 30, 2011 and December 31, 2010, there were no impairment indicators present that would have required the Company to record an impairment loss related to the real estate assets or intangible assets and liabilities.

Revenue Recognition

Leases associated with the acquisition and contribution of certain real estate assets (see Note 3, Real Estate), have net minimum rent payment increases during the term of the lease and are recorded to rental revenue on a straight-line basis, commencing as of the contribution or acquisition date. If a lease provides for contingent rental income, the Company will defer the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. As of June 30, 2011, there were no leases that provide for contingent rental income.

During the six months ended June 30, 2011 and 2010, the Company recognized deferred rent from tenants of $0.4 million and $0.2 million, respectively. As of June 30, 2011 and December 31, 2010, the cumulative deferred rent balance was $1.0 million and $0.7 million, respectively, and is included in deferred rent on the consolidated balance sheets.

The Company records an estimate for real estate tax reimbursement each month. At the end of the calendar year the Company reconciles the estimated real estate tax reimbursement to the actual amount incurred and adjusts the property tax recovery to reflect the actual amount incurred.

Organizational and Offering Costs

The initial organizational and offering costs of the Private Offering and the Public Offering were paid by the Sponsor, on behalf of the Advisor, for the Company and will be reimbursed from the proceeds of the Private Offering and the Public Offering. Organizational and offering costs consist of all expenses (other than sales commissions and dealer manager fees) to be paid by the Company in connection with the Public Offering, including legal, accounting, printing, mailing and filing fees, charges from the escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse the Advisor for all marketing-related costs and expenses, such as salaries and direct expenses of employees of the Advisor and its affiliates in connection with registering and marketing the Company’s shares; (ii) technology costs associated with the offering of the Company’s shares; (iii) costs of conducting training and education meetings; (iv) costs of attending seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses.

The initial advisory agreement required the Company to pay directly or reimburse the Advisor for all organizational and offering expenses related to the Private Offering. Pursuant to the Second Amended and Restated Advisory Agreement, the Company will reimburse the Advisor for organizational and offering expenses incurred in connection with the Primary Public Offering in an amount not to exceed 3.5% of gross offering proceeds of the terminated or completed Primary Public Offering for issuer costs (excluding sales commissions and dealer manager fees). In addition, pursuant to the Second Amended and Restated Advisory Agreement, organization and offering expenses (including sales commissions and dealer manager fees and non-accountable due diligence expense allowance but excluding acquisition fees and expenses) may not exceed 15% of gross offering proceeds of the terminated or completed Public Offering. If the organization and offering expenses exceed such limits discussed above, within 60 days after the end of the month in which the Public Offering terminates or is completed, the Advisor must reimburse the Company for any excess amounts. As long as the Company is subject to the Statement of Policy Regarding Real Estate Investment Trusts published by the North American Securities

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

Administrators Association (“NASAA REIT Guidelines”), such limitations discussed above will also apply to any future public offerings.

On May 6, 2009, the Company sold the minimum amount of shares and thereby became obligated to the Advisor for organizational and offering costs incurred on the Company’s behalf. Organizational and offering costs incurred, including those due to the Advisor, for the combined Private Offering and Public Offering are as follows:

	June 30, 2011	December 31, 2010
Cumulative offering costs- Private and Public Offerings	$5,319,495	$3,507,244

Cumulative organizational costs- Private and Public Offerings	$342,545	$341,455

Organizational and offering costs previously advanced by the Advisor	$643,941	$643,941
Adjustment to organizational and offering costs pursuant to 15% limitation (discussed below)	(396,225)	(920,573)

Net due to/(from) Advisor	$247,716	$(276,632)

Of the total organizational and offering costs incurred in excess of the 15% of gross offering proceeds limitation pursuant to the Second Amended and Restated Advisory Agreement, $5.1 million related to the Company’s Public Offering. The $5.1 million exceeded the limitation by approximately $0.4 million. Therefore, if the Company terminated its Public Offering on June 30, 2011, the Company’s liability to the Advisor for advanced organizational and offering costs, based on the gross proceeds raised to date and organizational and offering costs incurred in excess of the limitation discussed above, would be reduced by $0.4 million. As such, the $0.4 million is reflected as a reduction in the $0.6 million owed to the Advisor for unreimbursed amounts previously advanced by the Advisor, which is included in the “Due to Affiliates” balance on the consolidated balance sheets. The Company continues to monitor both the 3.5% and 15% limitations and expects to be liable to the Advisor for all organizational and offering costs advanced on its behalf as additional offering proceeds are raised. (See Note 6, Related Party Transactions.)

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing. These costs are amortized as a component of interest expense over the terms of the respective financing agreements. As of June 30, 2011 and December 31, 2010, the Company’s deferred financing costs, net of amortization, were approximately $0.7 million and $1.0 million, respectively.

Noncontrolling Interests

Due to the Company’s control through the general partner interest in the Operating Partnership and the limited rights of the limited partners, the Operating Partnership, including its wholly-owned subsidiary, is consolidated with the Company and the limited partners’ interests are reflected as noncontrolling interests on the accompanying consolidated balance sheets.

The Company reports noncontrolling interests in subsidiaries within equity in the consolidated financial statements, but separate from total stockholders’ equity. Also, any acquisitions or dispositions of noncontrolling interests that do not result in a change of control are accounted for as equity transactions. Further, the Company recognizes a gain or loss in net income (loss) when a subsidiary is

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

deconsolidated upon a change in control. Net income (loss) allocated to noncontrolling interests is shown as a reduction to net income (loss) in calculating net income (loss) available to common stockholders. Any future purchase or sale of an interest in an entity that results in a change of control may have a material impact on the financial statements, as the interest in the entity will be recognized at fair value with gains and losses included in net income (loss).

If noncontrolling interests are determined to be redeemable, they are classified as temporary equity and reported at their redemption value as of the balance sheet date. Thus, noncontrolling interests determined to be redeemable were classified as temporary equity. (See Note 5, Noncontrolling Interests.)

Share-Based Compensation

On February 12, 2009, the Company adopted an Employee and Director Long-Term Incentive Plan (the “Plan”) pursuant to which the Company may issue stock-based awards to its directors and full-time employees (should the Company ever have employees), executive officers and full-time employees of the Advisor and its affiliate entities that provide services to the Company, and certain consultants who provide significant services to the Company. The term of the Plan is 10 years and the total number of shares of common stock reserved for issuance under the Plan is 10% of the outstanding shares of stock at any time. Awards granted under the Plan may consist of stock options, restricted stock, stock appreciation rights and other equity-based awards. The stock-based payment will be measured at fair value and recognized as compensation expense over the vesting period. No awards have been granted under the Plan as of June 30, 2011.

Fair Value Measurements

The framework established by the FASB for measuring fair value in generally accepted accounting principles for both financial and nonfinancial assets and liabilities provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•	Level 1. Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets;

•

Level 2. Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3. Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

When available, the Company utilizes quoted market prices for similar assets or liabilities from independent third-party sources to determine fair value. Financial instruments as of June 30, 2011, consisted of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and other accrued expenses, mortgage payable, the Credit Facility and the Bridge Loan, as defined in Note 4, Debt. Pursuant to the terms of the Credit Facility, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants, one of which is a varying interest rate covenant that would require the Operating Partnership to effect an interest rate hedge if the minimum varying debt to total debt requirement is not satisfied. The Company had two interest rate cap agreements

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

in effect for a combined notional amount of $22.2 million, which expired on June 30, 2011. Upon expiration of the interest rate caps, the Company entered into an additional interest rate cap agreement for the full amount of the outstanding Credit Facility, which will expire on December 31, 2011. (See Note 4, Debt.)

Other than the Plainfield mortgage debt and the Emporia Partners mortgage debt, as discussed in Note 4, Debt, the amounts of the financial instruments presented in the consolidated financial statements substantially approximate their fair value. The fair value of the Plainfield mortgage debt is estimated using borrowing rates available to the Company for debt instruments with similar terms and maturities. As of June 30, 2011 and December 31, 2010, the fair value of the Plainfield mortgage debt was $21.9 million and $22.1 million, respectively, compared to the carrying value of $20.7 million and $20.8 million, respectively. The fair value of the Emporia Partners mortgage debt is estimated using borrowing rates available to the Company for debt instruments with similar terms and maturities. As of June 30, 2011 and December 31, 2010, the fair value of the Emporia Partners mortgage debt was $5.3 million and $5.5 million, respectively, compared to the carrying value of $5.2 million and $5.3 million, respectively. The LTI mortgage debt was recorded at an estimated fair value of $34.8 million, which includes a premium of $0.4 million.

Income Taxes

The Company elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”) for the taxable year ended December 31, 2010. To qualify as a REIT, the Company must meet certain organizational and operational requirements. The Company intends to adhere to these requirements and maintain its REIT status for the current year and subsequent years. As a REIT, the Company generally will not be subject to federal income taxes on taxable income that is distributed to stockholders. However, the Company may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed taxable income, if any. If the Company fails to qualify as a REIT in any taxable year, the Company will then be subject to federal income taxes on the taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants the Company relief under certain statutory provisions. Such an event could materially adversely affect net income and net cash available for distribution to stockholders. As of June 30, 2011, the Company satisfied the REIT requirements and distributed all of its taxable income.

Pursuant to the Code, the Company has elected to treat its corporate subsidiary as a taxable REIT subsidiary (“TRS”). In general, the TRS may perform non-customary services for the Company’s tenants and may engage in any real estate or non real estate-related business. The TRS will be subject to corporate federal and state income tax. As of June 30, 2011, the TRS had not commenced operations.

Per Share Data

The Company reports earnings per share for the period as (1) basic earnings per share computed by dividing net income (loss) by the weighted average number of shares outstanding during the period, and (2) diluted earnings per share computed by dividing net income (loss) by the weighted average number of shares outstanding, including common stock equivalents. As of June 30, 2011 and December 31, 2010, there were no common stock equivalents that would have a dilutive effect on earnings per share for common stockholders.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

Distributions declared and paid per common share assumes each share was issued and outstanding each day during the three months ended June 30, 2011 and the year ended December 31, 2010. Distributions declared per common share was based on daily declaration and record dates selected by the Company’s board of directors of $0.00184932 per day per share on the outstanding shares of common stock.

Recently Issued Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income (“ASU No. 2011-05”). ASU 2011-05 requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. The amendments in this update are effective for the first interim or annual period beginning after December 15, 2011. The Company does not expect that the adoption of ASU 2011-05 will have a material impact to its consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“ASU No. 2011-04”). This ASU updated and further clarifies requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, ASU 2011-04 clarifies the FASB’s intent about the application of existing fair value measurements. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The Company does not expect that the adoption of ASU 2011-04 will have a material impact to its consolidated financial statements.

In December 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (a consensus of the FASB Emerging Issues Task Force) (“ASU No. 2010-29”). ASU No. 2010-29 updated accounting guidance to clarify that pro forma disclosures should be presented as if a business combination occurred at the beginning of the prior annual period for purposes of preparing both the current reporting period and the prior reporting period pro forma financial information. These disclosures should be accompanied by a narrative description about the nature and amount of material, nonrecurring pro forma adjustments. The new accounting guidance is effective for business combinations consummated in periods beginning after December 15, 2010, and should be applied prospectively as of the date of adoption. The Company’s adoption of this ASU as of January 1, 2011 did not have a material impact on the Company’s consolidated financial statements.

3.	Real Estate

Acquisition of LTI Property

On May 13, 2011, the Company, through a wholly-owned subsidiary of the Operating Partnership, acquired the co-tenancy interests in a single-story, lab and manufacturing headquarters facility located in Carlsbad, CA (“LTI property”) from 29 unaffiliated third party investors and one affiliated investor. Certain investors contributed all or a portion of their ownership interest in the LTI property in exchange for limited partnership units in the Operating Partnership. The LTI property is 100% leased to a single tenant, Life Technologies Corporation (“LTI”), on a net lease basis, obligating LTI to

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

all costs and expenses to operate and maintain the property, including capital expenditures. On the acquisition date the remaining term of the lease was approximately 11 years.

The purchase price of the LTI property was $56.0 million. The Company caused the Operating Partnership to issue $7.8 million in limited partnership units to those contributing investors. The remaining purchase price was substantially financed with an expansion and extension of the existing Bridge Loan discussed in Note 4, Debt, in the amount of $12.3 million and the assumption of the existing mortgage loan of $34.4 million ($34.8 million at estimated fair value including the premium of $0.4 million), offset by credits of $0.6 million for financing and closing costs. The remainder of the purchase price of $2.1 million has been deferred by the Company and will be paid upon repayment of the Bridge Loan. The following table provides the purchase price allocation and related financing activity:

Land	$15,300,000
Building and improvements	$33,817,721
Tenant origination and absorption cost	$16,304,765
In-place lease valuation (below market)	$(9,010,188)
Debt premium	$(412,298)
Remaining purchase price deferred	$2,094,150
Closing credits for financing and closing costs (1)	$(608,588)
Mortgage payable assumed	$34,425,448
Bridge Loan	$12,300,000
Limited partnership units issued (units)	825,285
Price per share of units issued (2)	$9.20 or 9.60
Limited partnership units issued (dollars)	$7,788,990

(1)	Amount is a reduction to the related real estate assets in the consolidated balance sheets.
(2)	Price per share is based on whether contributing investors were represented by a third-party financial advisor or not.

As of June 30, 2011, the Company owned seven properties, encompassing approximately 2.3 million rentable square feet as shown in the table below:

Property	Acquisition Date	Purchase Price	Property Type	Year of Lease Expiration
Renfro Clinton, SC	6/18/2009	$21,700,000	Warehouse/ Distribution	2021
Plainfield Plainfield, IL	6/18/2009	$32,660,000	Office/ Laboratory	2022
Will Partners Monee, IL	6/4/2010	$26,305,000	Warehouse/ Distribution	2020
Emporia Partners Emporia, KS	8/27/2010	$8,360,000	Office/Industrial/ Distribution	2020
ITT Los Angeles, CA	9/23/2010	$7,800,000	Office	2016
Quad/Graphics Loveland, CO	12/30/2010	$11,850,000	Industrial/ Office	2022
LTI Carlsbad, CA	5/13/2011	$56,000,000	Office/Laboratory/ Manufacturing	2022

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

Intangibles

The Company allocated a portion of the acquired and contributed real estate asset value to in-place lease valuation and tenant origination and absorption cost, as discussed above and as shown below. The leases were measured against comparable leasing information and the present value of the difference between the contractual, in-place rent and the fair market rent was calculated using, as the discount rate, the capitalization rate utilized to compute the value of the real estate at acquisition or contribution. The Emporia Partners property in-place lease was considered to be at market, therefore none of the purchase price was allocated to an in-place lease valuation. The intangible assets are amortized over the remaining lease term of each property which, on a weighted-average basis, was 9.9 years as of June 30, 2011.

	In-place Lease Valuation	Tenant Origination and Absorption Cost
Annual amortization	$679,745	$3,175,531
5-year amortization	$3,398,725	$15,877,655

Reserves

As part of the real estate asset acquisitions and contributions, the Company assumed certain building and tenant improvement reserves, which are included on the consolidated balance sheets as restricted cash. Additionally, an ongoing replacement reserve is funded by certain tenants pursuant to each tenant’s respective lease as follows:

	Balance December 31, 2010	Additions	Utilizations	Balance June 30, 2011
Plainfield (1)	$308,333	$50,000	$-	$358,333
Will Partners (1)	99,923	52,516	(21,941)	130,498
Emporia Partners (2)	645,092	178,615	(80,296)	743,411
ITT (3)	344,722	-	(510)	344,212
Quad/Graphics (3)	260,000	-	-	260,000

Total	$1,658,070	$281,131	$(102,747)	$1,836,454

(1)	Additions to the reserve balance are funded by the tenant.
(2)

The balance at June 30, 2011 consisted of a replacement reserve of $0.5 million, which was funded by the contributing entity and tax and insurance reserves totaling $0.2 million, which were funded by the tenant.

(3)	Balance represents remaining reserves, which were initially funded by the Company at closing.

The following summarizes the future minimum net rent payments pursuant to the lease terms for the properties discussed above as of June 30, 2011:

2011	$6,793,769
2012	13,654,705
2013	13,803,092
2014	14,099,592
Thereafter	98,744,889

Total	$147,096,047

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

For the six months ended June 30, 2011, the Company’s seven properties, based on rental income received from such properties as a percentage of aggregate rental income received by the Company, were as follows:

Property	Location	Revenue as a percentage of total rent
Plainfield	Plainfield, IL	21.9%
Will Partners	Monee, IL	21.0%
Renfro	Clinton, SC	16.9%
Emporia Partners	Emporia, KS	12.4%
Quad/Graphics	Loveland, CO	11.1%
LTI	Carlsbad, CA	9.8%
ITT	Los Angeles, CA	6.9%

Total		100%

Approximately 42.9% of the Company’s rental income was concentrated in the State of Illinois as of June 30, 2011.

Pro Forma Financial Information (unaudited)

The following condensed pro forma operating information is presented as if the Company’s properties had been included in operations as of January 1, 2010:

	Three Months Ended June 30,		Six Months Ended June 30,
	2011	2010	2011	2010
Revenue	$4,301,717	$4,269,914	$8,572,567	$8,522,991

Net Loss	$(3,349,090)	$(4,210,985)	$(3,829,509)	$(4,650,887)

Net loss attributable to common stockholders	$(1,436,759)	$(648,492)	$(1,508,827)	$(544,154)

Loss per share	$(0.48)	$(0.89)	$(0.58)	$(1.03)

4.	Debt

In conjunction with the contribution of the Emporia Partners property on August 27, 2010 and the LTI property on May 13, 2011, the Company assumed mortgage debt as follows:

	Emporia Partners	LTI
Original loan balance	$6.93 million	$37.0 million
Assumed loan balance	$5.42 million	$34.43 million
Interest rate	5.88% (fixed)	5.80% (fixed)
Initial loan term	20 years	10 years
Loan Maturity	September 2023	March 2016

The terms of the Emporia Partners mortgage debt require monthly principal and interest payments. The Emporia Partners mortgage debt is secured by a first mortgage and security agreement on

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

the Company’s interest in the underlying Emporia Partners property, a fixture filing, and an assignment of leases, rents, income and profits. As of June 30, 2011 the balance of the loan was $5.2 million.

In connection with the acquisition of the LTI property, pursuant to the Note and Deed of Trust Assumption Agreement dated May 13, 2011 (the “Assumption Agreement”), the Company, through a wholly-owned subsidiary of the Operating Partnership, assumed the obligations of the contributors and sellers under the LTI mortgage debt. The LTI mortgage debt was securitized, and Wells Fargo Bank, N.A. acts as trustee related thereto. The LTI mortgage debt is secured by a deed of trust, security agreement and fixture filing, and an assignment of leases and rents. In connection with the Assumption Agreement, the Company and its operating partnership became obligated as non-recourse carve-out guarantors of the LTI mortgage debt. The LTI mortgage debt calls for monthly principal and interest payments. As of June 30, 2011 the balance of the loan was $34.4 million, shown on the consolidated balance sheets as $34.8 million, which includes a valuation premium of $0.4 million on the date of acquisition.

On June 4, 2010, the Company, through the Operating Partnership, entered into a credit agreement with KeyBank National Association (“KeyBank”), which provided the Company with an initial $25.0 million credit facility (the “Credit Facility”) to finance the acquisition of properties. The terms of the Credit Facility provide for monthly, interest-only payments with the balance due on June 4, 2013. The Credit Facility is guaranteed by the Company and is secured by individual security agreements on the Operating Partnership’s underlying interest in the Will Partners and ITT properties, along with individual fixture filings, and assignments of leases, rents, income and profits related to each such property.

Under the terms of the Credit Facility, the Operating Partnership has the option of selecting the applicable variable rate for each revolving loan, or portion thereof, of either (a) LIBOR multiplied by the Statutory Reserve Rate (as defined in the agreement relating to the Credit Facility) to which the administrative agent is subject, with respect to this rate, for Eurocurrency funding (the “LIBOR-based rate”), plus 3.75%, or (b) an alternate base rate, which is the greater of the (i) Prime Rate, (ii) Federal Funds Rate plus 0.50%, or (iii) the adjusted LIBOR-based rate set forth in subsection (a) plus 3.75%. These rates are subject to a minimum LIBOR of 2.00%. As of June 30, 2011 the LIBOR-based rate was 0.19%.

Prior to November 28, 2011, the Operating Partnership may request an increase in the total commitments under the Credit Facility up to $150 million, subject to certain conditions. The Operating Partnership made an initial draw of $16.9 million to acquire the Will Partners property and a subsequent draw of approximately $5.1 million to acquire the ITT property. The Operating Partnership elected to have the LIBOR-based rate apply to such loans, which amounted to an initial interest rate of 5.75%. The Operating Partnership may change this election from time to time, as provided by the Credit Facility terms.

On November 22, 2010, the Company, through the Operating Partnership, entered into an amendment to the credit agreement with KeyBank, thereby increasing the total amount of the Credit Facility to $35.0 million, upon which the Company additionally drew approximately $13.0 million to refinance the debt encumbering the Renfro property. The additional debt is subject to the same terms described above. As of June 30, 2011, the total amount of funds drawn under the credit facility is $35.0 million.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

On December 30, 2010, the Company, through the Operating Partnership, entered into a bridge loan with KeyBank (the “Bridge Loan”) and thereby obtained approximately $7.9 million from KeyBank, utilized to fund the acquisition of the Quad/Graphics property. The Bridge Loan had an initital term of six months, and bears interest at a rate of daily LIBOR plus 450 basis points, with an initial rate of 6.5%. These rates are subject to a minimum LIBOR of 2.0%. The terms of the Bridge Loan required periodic payments throughout the month equal to the net equity raised in the Company’s Public Offering, subject to a monthly minimum amount of approximately $1.3 million. The Bridge Loan is guaranteed by various wholly-owned subsidiaries of the Company’s Operating Partnership, as well as by Kevin A. Shields, the Company’s President and Director. In connection with the Bridge Loan, the Company also executed the second amendment to the credit agreement with KeyBank (the “Second Amendment to Credit Facility”). Pursuant to the Second Amendment to Credit Facility, the debt obtained from the Bridge Loan is secured under the Credit Facility. When the Bridge Loan was paid in full on April 18, 2011, the Quad/Graphics property became additional security for the Credit Facility, the guarantees issued in connection with the Bridge Loan were released, and the Quad/Graphics property may be refinanced under the Credit Facility.

On May 13, 2011, the Company further amended the Bridge Loan agreement in order to obtain an additional $12.3 million, which was utilized to substantially fund the acquisition of the LTI property. The terms of the amended Bridge Loan are the same as the initial Bridge Loan discussed above in that, when the amended Bridge Loan is paid in full, the LTI property will serve as additional security for the Credit Facility, the guarantees issued in connection with the Bridge Loan will be released, and the LTI property may be refinanced pursuant to the terms of the Credit Facility. The amended Bridge Loan calls for monthly payments equal to the net equity raised in the Company’s Public Offering, subject to a minimum of $2.1 million. As of June 30, 2011 the balance of the loan was $8.3 million.

Debt Covenant Compliance

Pursuant to the terms of the Credit Facility, the Operating Partnership, in consolidation with the Company, is subject to certain loan compliance covenants. Compliance with these covenants was required beginning with the quarter ended September 30, 2010. With the acquisition and financing of the ITT property, the Company was required to effect an interest rate hedge instrument on September 28, 2010. The Company executed an interest rate cap for a notional amount of $3.6 million, fixing the index at 2.0%. The hedge was in place for six months and expired on April 7, 2011, for which the Company paid $7,000. On December 28, 2010, the Company executed an additional interest rate cap in connection with the refinancing of the Renfro property debt, as discussed above, for a notional amount of $18.6 million, fixing the index at 2.0%. The second hedge was also in place for six months and expired on June 30, 2011, for which the Company paid $10,000. The Company executed an interest rate cap upon expiration of the first hedge, fixing the index at 2.0% for a notional amount of $16.4 million, resulting in a total notional amount of $35.0 million. This hedge, for which the Company paid $5,000, also expired on June 30, 2011. Upon expiration of the interest rate caps on June 30, 2011, the Company paid $10,000 for an additional interest rate cap agreement for the full amount of the outstanding Credit Facility, which will expire on December 31, 2011.

As part of the amendment effective November 22, 2010, KeyBank temporarily amended the interest coverage ratio covenant requirement from 1.85 times adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) to 1.80 times for the third and fourth quarters ending September 30, 2010 and December 31, 2010, respectively, and clarified the definition of fixed charge coverage ratio.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

As part of the Second Amendment to Credit Facility, KeyBank further amended the tangible net worth definition (as defined in the Second Amendment to Credit Facility) and liquidity covenant requirements from $2.0 million to $1.0 million through June 30, 2011. For the quarter ended June 30, 2011, KeyBank extended the $1.0 million liquidity requirement until the amended Bridge Loan is paid in full. Further, KeyBank reduced the interest rate coverage ratio again from 1.85 times EBITDA to 1.80 times for the same time period.

The following summarizes the future principal repayments of all loans as of June 30, 2011 per the loan terms discussed above:

2011	$8,837,578
2012	1,183,862
2013	36,268,726	(1)
2014	1,348,383
2015	1,433,059
Thereafter	54,441,115

Total	$103,512,723

(1)	Amount includes payment of the balance of the Credit Facility upon expiration on June 4, 2013.

5.	Noncontrolling Interests

Noncontrolling interests represent limited partnership interests in the Operating Partnership in which the Company is the general partner. Operating partnership units were issued as part of the initial capitalization of the Operating Partnership and in conjunction with the contribution of certain assets, as discussed in Note 1, Organization, and in Note 3, Real Estate, respectively. As of June 30, 2011, noncontrolling interests were approximately 54% of total shares outstanding (assuming limited partnership units were converted to common stock) and approximately 55% of weighted average shares outstanding (assuming limited partnership units were converted to common stock). The Company has evaluated the terms of the limited partnership interest in the Operating Partnership and as a result, has classified limited partnership interests issued as the initial capitalization and in conjunction with the contributed assets to noncontrolling interests and are presented as a component of permanent equity, except as discussed below.

In subsequent periods the Company will periodically evaluate individual noncontrolling interests for the ability to continue to recognize the noncontrolling interest as permanent equity on the consolidated balance sheets. Any noncontrolling interest that fails to qualify will be reclassified as temporary equity and adjusted to the greater of (a) the carrying amount, or (b) its redemption value as of the end of the period in which the determination is made.

The limited partners of the Operating Partnership will have the right to cause the Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of shares, or, at the Company’s option, purchase their limited partnership units by issuing one share of the Company’s common stock for the original redemption value of each limited partnership unit redeemed. These rights may not be exercised under certain circumstances which could cause the Company to lose its REIT election. Furthermore, the limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. The limited partnership units are reported in the consolidated financial statements as noncontrolling interests.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

The Operating Partnership has issued 3.2 million limited partnership units to affiliated parties and unaffiliated third parties in exchange for certain properties. To the extent the contributors should elect to redeem all or a portion of their Operating Partnership units, pursuant to the terms of the respective contribution agreement, such redemption shall be at a per unit value equivalent to the price at which the contributor acquired its limited partnership units in the respective transaction.

On June 4, 2010, the Operating Partnership issued 813,000 limited partnership units in exchange for the Will Partners property. The terms of the Will Partners contribution agreement require that the units be held for a minimum of one year. Thereafter, the limited partners have the right to require the general partner to redeem their units for the Cash Amount (as defined in the operating partnership agreement), at an exchange price of 92.0% of the Cash Amount pursuant to the Will Partners contribution agreement. The Will Partners contribution agreement requires the general partner to redeem the limited partnership units only for the Cash Amount, until the Company is listed on a national securities exchange. As the limited partners’ redemption rights are outside the control of the Company, the limited partnership units are considered to be temporary equity and are presented in the accompanying balance sheets as noncontrolling interests subject to redemption. Subsequent to the contribution, the affiliated contributor of Will Partners waived the redemption rights pursuant to the contribution agreement and is subject to the redemption provisions of the Operating Partnership agreement. As a result of the waiver, approximately $2.6 million of noncontrolling interests subject to redemption (temporary equity) was reclassified to noncontrolling interests and are now considered a component of permanent equity.

The following summarizes the activity for noncontrolling interests for the six months ended June 30, 2011 and 2010:

	Six Months Ended June 30,
	2011	2010
Beginning balance	$18,577,800	$17,678,748
Contribution of noncontrolling interests	7,788,990	7,480,000
Additions to noncontrolling interests subject to redemption	-	(7,480,000	) (1)
Distributions for noncontrolling interests	(957,491)	(716,743)
Distributions for noncontrolling interests subject to redemption	(177,794)	-
Net loss	(2,062,251)	(1,197,495)

Ending balance	$23,169,254	$15,764,510

(1)

As discussed above, $2.6 million of this amount was reclassified to noncontrolling interests (permanent equity), leaving a total of $4.9 million in temporary equity, subsequent to the quarter ended June 30, 2010.

6.	Related Party Transactions

Pursuant to the agreements discussed below, the following summarizes the related party costs incurred, paid and due to affiliates as of December 31, 2010 and June 30, 2011:

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

	Year Ended December 31, 2010			Six Months Ended June 30, 2011
	Incurred	Paid	Payable	Incurred	Paid	Payable
Advisor and Property Manager fees
Acquisition fees and expenses	$1,629,344	$-	$1,629,344	$1,680,000	$1,629,344	$1,680,000
Operating expenses	91,371	46,485	44,886	161,552	125,661	80,777
Asset management fees	560,141	499,150	60,991	464,875	333,273	192,593
Property management fees	188,793	166,812	21,981	165,175	121,276	65,880
Organizational and offering costs advanced by the Advisor	643,941	-	643,941	643,941	-	643,941
Adjustment for organizational and offering costs incurred in excess of the 15% limitation	(920,573)	-	(920,573)	(396,225)	-	(396,225)

Total	$2,193,017	$712,447	$1,480,570	$2,719,318	$2,209,554	$2,266,966

Dealer Manager fees	$1,545,875	$1,545,875	$-	$1,463,584	$1,463,584	$-

The Second Amended and Restated Advisory Agreement requires upon termination of the Public Offering that any organizational and offering costs incurred above 15% of gross proceeds shall be reimbursed to the Company. If the Company terminated its Public Offering on June 30, 2011, the Company’s liability to the Advisor for advanced organizational and offering costs, based on the gross proceeds raised to date and organizational and offering costs incurred in excess of the 15% limitation discussed above, would be reduced by the excess. As of June 30, 2011, the Company’s organizational and offering costs exceeded the limitation by $0.4 million, which is therefore reflected as a reduction in the $0.6 million owed to the Advisor for unreimbursed amounts previously advanced by the Advisor, which is included in the “Due to Affiliates” balance on the consolidated balance sheets. The following table summarizes the payable due to the Advisor:

Organizational and offering costs incurred – Public Offering	$5,099,597
Limitation for organizational and offering costs at 15% of gross offering proceeds of $31,355,816 if Public Offering terminated on June 30, 2011	4,703,372

Amount incurred in excess of limitation	396,225
Organizational and offering costs advanced by the Advisor as of June 30, 2011	643,941

Payable due to Advisor if Public Offering terminated on June 30, 2011 (1)	$(247,716)

(1)	Pursuant to the Second Amended and Restated Advisory Agreement, this amount would not be required to be paid until 60 days following the termination of the Public Offering.

The Company continues to monitor this limitation and expects that as offering proceeds increase the Company will be liable to the advisor for all organizational and offering costs advanced on its behalf.

Advisory and Dealer Manager Agreements

The Company does not expect to have any employees. The Advisor will be primarily responsible for managing the business affairs and carrying out the directives of the Company’s board of directors. The Company executed an advisory agreement with the Advisor and a dealer manager agreement with the Dealer Manager for the Private Offering. The Company subsequently entered into an amended and restated advisory agreement, and later, the Second Amended and Restated Advisory Agreement with the Advisor and a new dealer manager agreement with the Dealer Manager for the Public Offering. Each of

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

the agreements entitles the Advisor and the Dealer Manager to specified fees and incentives upon the provision of certain services with regard to the Private Offering and the Public Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by the Advisor on the Company’s behalf and reimbursement of certain costs and expenses incurred by the Advisor in providing services to the Company.

Management Compensation

The following table summarizes the compensation and fees the Company will pay to the Advisor, the Property Manager, the Dealer Manager and other affiliates, including amounts to reimburse costs for providing services. The sales commissions may vary for different categories of purchasers.

Type of Compensation

(Recipient)	Determination of Amount
Sales Commissions (Participating Dealers)	The Dealer Manager was entitled to receive a sales commission of up to 7% of gross proceeds from sales in the Private Offering, and, pursuant to the new agreement, which was executed on October 27, 2009, the Dealer Manager is entitled to the same sales commission from gross sales proceeds in the Primary Public Offering. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers to authorize them to sell shares of the Company in the Public Offering. Upon sale of shares of the Company by such broker-dealers, the Dealer Manager will re-allow all of the sales commissions paid in connection with sales made by these broker-dealers, except that no sales commission is payable on shares sold under the Company’s distribution reinvestment plan.

Dealer Manager Fee (Dealer Manager)	The Dealer Manager was entitled to receive a dealer manager fee of up to 3% of gross proceeds from sales in the Private Offering, and is entitled to the same fee from sales in the Public Offering. The Dealer Manager has entered into participating dealer agreements with certain other broker-dealers as noted above. The Dealer Manager may re-allow to these broker-dealers a portion of the 3% dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by the Dealer Manager, payment of attendance fees required for employees of the Dealer Manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. No dealer manager fee is payable on shares sold under the Company’s distribution reinvestment plan.

Reimbursement of Organization and Offering Expenses (Advisor)	The Company is required under the Second Amended and Restated Advisory Agreement to reimburse the Advisor for organization and offering costs (as defined in the Company’s prospectus and the Second Amended and Restated Advisory Agreement) up to 3.5% of gross proceeds from the Primary Public Offering, excluding sales commissions and dealer manager fees. The Second Amended and Restated Advisory Agreement also states that organization and offering expenses may not exceed 15% of gross offering proceeds of the Public Offering. If the organization and offering expenses exceed such limits, within 60 days after the end of the month in which the Public Offering terminates or is completed, the Advisor must reimburse the Company for any excess amounts.

Acquisition Fees and Expenses (Advisor)	Under the Second Amended and Restated Advisory Agreement the Advisor receives acquisition fees equal to 2.5% of the Contract Purchase Price, as defined therein, of each property acquired by the Company, and reimbursement for actual acquisition expenses incurred as defined in the agreements. The acquisition fee and acquisition expenses paid by the Company shall be reasonable and in no event exceed an amount equal to 6.0% of the contract purchase price, unless approved by a majority of the independent directors.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

Type of Compensation

(Recipient)	Determination of Amount
Disposition Fee (Advisor)	Under the Second Amended and Restated Advisory Agreement, if the Advisor provides a substantial amount of the services in connection with the sale of one or more properties, the Advisor receives fees in an amount up to 3% of the contract sales price of such properties. However, the total disposition fees paid (including fees paid to third parties) may not exceed the lesser of a competitive real estate commission or an amount equal to 6.0% of the contract sale price of the property.

Asset Management Fee (Advisor)	The Advisor receives an annual asset management fee for managing the Company’s assets equal to 0.75% of the Average Invested Assets, defined as the aggregate carrying value of the assets invested. The fee will be computed based on the average of these values at the end of each month. The asset management fees are earned monthly.

Operating Expenses (Advisor)	The Advisor and its affiliates are entitled to reimbursement, at cost, for actual expenses incurred by them on behalf of the Company in connection with their provision of administrative services with regard to the Public Offering, including related personnel costs; provided, however, the Advisor must reimburse the Company for the amount, if any, by which total operating expenses (as defined), including advisory fees, paid during the previous 12 months then ended exceeded the greater of: (i) 2% of the Company’s average invested assets for that 12 months then ended; or (ii) 25% of the Company’s net income, before any additions to reserves for depreciation, bad debts or other expenses connected with the acquisition and disposition of real estate interests and before any gain from the sale of the Company’s assets, for that fiscal year. Such costs are allocated to the Company using methodologies meant to fairly allocate such costs based upon the related activities and in accordance with the agreement. The Company expects the Advisor’s direct and indirect allocated costs to increase as offering proceeds and acquisition activity increase.

Property Management Fees (Property Manager)

The Property Manager is entitled to receive a fee for its services in managing the Company’s properties up to 3% of the gross monthly revenues collected from the properties plus reimbursement of the costs of managing the properties. In the event that the Property Manager assists with the development or redevelopment of a property, the Company may pay a separate market-based fee for such services. In the event that the Company contracts directly with a non-affiliated third-party property manager with respect to a particular property, the Company will pay the Property Manager an oversight fee equal to 1% of the gross revenues of the property managed. In no event will the Company pay both a property management fee to the Property Manager and an oversight fee to the Property Manager with respect to a particular property.

In addition, the Company may pay the Property Manager or its designees a leasing fee in an amount equal to the fee customarily charged by others rendering similar services in the same geographic area. The Company may also pay the Property Manager or its designees a construction management fee for planning and coordinating the construction of any tenant directed improvements for which the Company is responsible to perform pursuant to lease concessions, including tenant-paid finish-out or improvements. The Property Manager shall also be entitled to a construction management fee of 5% of the cost of improvements.

Liquidation/Termination/Listing Stage

Subordinated Share of Net Sale Proceeds (payable only if the Company is not listed on a national securities exchange); (Advisor)

The Advisor is entitled to receive the following:

1)      A Subordinated Share of Net Sales Proceeds (as defined in the Second Amended and Restated Advisory Agreement) in the event of a sale transaction involving a property or an entity owning a property, if the Company’s stockholders are paid their return of capital plus an annual cumulative, non-compounding return;

Subordinated Performance Fee Due Upon	2) A Subordinated Performance Fee (as defined in the Second Amended and Restated Advisory Agreement) Due Upon Termination of the Second

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

Type of Compensation

(Recipient)	Determination of Amount
Termination of the Second Amended and Restated Advisory Agreement (payable only if the Company is not listed on a national securities exchange); and (Advisor)	Amended and Restated Advisory Agreement if the Company terminates the Second Amended and Restated Advisory Agreement for any reason other than a material breach by the Advisor as a result of willful or intentional misconduct or bad faith on behalf of the Advisor. Such fee is reduced by any prior payment to the advisor of a subordinated share of net sale proceeds; and

Subordinated Incentive Listing Fee (payable only if the Company is listed on a national securities exchange) (Advisor)

3)      A Subordinated Incentive Listing Fee (as defined in the Second Amended and Restated Advisory Agreement) in the event the Company lists its stock for trading, which fee, in excess of capital invested in the Company, will be subordinated until each shareholder’s investment value is equal to their initial invested capital.

Each compensation discussed above is calculated as follows:

• 5.0% if the stockholders are paid return of capital plus a 6.0% to 8.0% annual cumulative, non-compounding return; or
• 10.0% if the stockholders are paid return of capital plus an 8.0% to 10.0% annual cumulative, non-compounding return; or
• 15.0% if the stockholders are paid return of capital plus a 10.0% or more annual cumulative, non-compounding return.

The subordinated performance and incentive fees may be paid in the form of non-interest bearing promissory notes (the “Performance Fee Note” and “Listing Fee Note,” respectively, as defined in the Second Amended and Restated Advisory Agreement). Payment of the Performance Fee and Listing Fee notes will be deferred until the Company receives net proceeds from the sale or refinancing of properties held at the termination date or the valuation date, respectively. If either promissory note has not been paid in full within three years from the termination date or valuation date, then the Advisor may elect to convert the balance of the fee into shares of the Company’s common stock.

Conflicts of Interest

All of the Company’s executive officers and one of the directors are also executive officers, managers and/or holders of a direct or indirect controlling interest in the Advisor, the Dealer Manager, and other affiliates of the Company. The director and these executive officers, managers, and/or holders of a direct or indirect controlling interest have a fiduciary responsibility to all affiliated entities.

Some of the material conflicts that the Advisor, the Dealer Manager or its affiliates will face are (1) competing demand for time of the Advisor’s executive officers and other key personnel from the Sponsor and other affiliated entities; (2) determining if a certain investment opportunity should be recommended to the Company or another program of the Sponsor; and (3) influence of the fee structure under the Second Amended and Restated Advisory Agreement that could result in actions not necessarily in the long-term best interest of the Company’s stockholders.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

Economic Dependency

The Company will be dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common stock available for issue, the identification, evaluation, negotiation, purchase and disposition of properties and other investments, management of the daily operations of the Company’s real estate portfolio, and other general and administrative responsibilities. In the event that the Advisor and the Dealer Manager are unable to provide the respective services, the Company will be required to obtain such services from other resources.

7.	Commitments and Contingencies

From time to time, the Company may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. The Company is not a party to any material legal proceedings, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan that allows stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of common stock. The Company has registered 7,500,000 shares of common stock pursuant to the distribution reinvestment plan for the Public Offering. The distribution reinvestment plan in the Public Offering became effective on November 6, 2009. The purchase price per share will be the higher of $9.50 per share or 95% of the fair market value of a share of the Company’s common stock as estimated by the Company’s board of directors or a firm chosen by the Company’s board of directors, until the earliest to occur of (A) the date that all distribution reinvestment plan shares have been issued or (B) all offerings terminate and the Company elects to deregister with the SEC any unsold public distribution reinvestment plan shares, if any. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. The Company may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days’ prior written notice to stockholders. As of June 30, 2011 and December 31, 2010, $0.5 million and $0.2 million in shares, respectively, had been issued under the distribution reinvestment plan.

Share Redemption Program

The Company has adopted a share redemption program that will enable stockholders to sell their stock to the Company in limited circumstances. As long as the common stock is not listed on a national securities exchange or over-the-counter market, stockholders who have held their stock for at least one year may, under certain circumstances, be able to have all or any portion of their shares of stock redeemed by the Company. The Company may redeem, on a quarterly basis, the shares of stock presented for redemption for cash to the extent that there are sufficient funds available to fund such redemptions. In no event shall the Company redeem more than 5.0% of the weighted average shares outstanding during the prior calendar year, and the cash available for redemption will be limited to the proceeds from the sale of shares pursuant to the Company’s distribution reinvestment plan. The amount paid to redeem stock is expected to be the redemption price set forth in the following table which is based upon the number of years the stock is held:

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

Number of Years Held	Redemption Price
Less than one	No redemption allowed
One or more but less than two	92.5% of redemption amount
Two or more but less than three	95.0% of redemption amount
Three or more but less than four	97.5% of redemption amount
Four or more	100.0% of redemption amount

For 18 months after the most recent offering of shares, the redemption amount shall be the per share price of the most recent offering. Thereafter, the per share redemption amount will be based on the then-current net asset value. The redemption amount is subject to adjustment as determined from time to time by the board of directors.

As the use of the proceeds from the distribution reinvestment plan for redemptions is outside the Company’s control, the net proceeds from the distribution reinvestment plan are considered to be temporary equity and are presented as common stock subject to redemption on the accompanying consolidated balance sheets. The cumulative proceeds from the distribution reinvestment plan, net of any redemptions, will be computed at each reporting date and will be classified as temporary equity on the Company’s consolidated balance sheets. As noted above the redemption is limited to proceeds from new permanent equity from the sale of shares pursuant to the Company’s distribution reinvestment plan. As of June 30, 2011 and December 31, 2010, $0.5 million and $0.2 million in shares of common stock, respectively, were eligible for redemption. There were no redemption requests as of June 30, 2011.

8.	Declaration of Distributions

On June 15, 2011, the Company’s board of directors declared distributions for the third quarter of 2011 in the amount of $0.00184932 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 6.75% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on the Company’s books at the close of business on each day during the period commencing on July 1, 2011 to September 30, 2011. Such distributions payable to each stockholder of record during a month will be paid on such date of the following month as the Company’s President may determine.

9.	Subsequent Events

The Company has completed an evaluation of all transactions subsequent to the date of the financial statements. The following events happened subsequent to the date of the financial statements, up to the date of this supplement:

Offering Status

As of August 8, 2011, in connection with the Public Offering, the Company has issued 3,497,659 shares of the Company’s common stock for gross proceeds of approximately $34.8 million. Through August 8, 2011, the Company had received aggregate gross offering proceeds of approximately $37.2 million from the sale of shares in the Private Offering, which commenced on February 20, 2009 and terminated on November 6, 2009, and the Public Offering.

GRIFFIN CAPITAL NET LEASE REIT, INC.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED BALANCE SHEETS

March 31, 2011

On May 13, 2011, Griffin Capital Net Lease REIT, Inc. (the “Company”), through a wholly-owned subsidiary of its operating partnership, The GC Net Lease REIT Operating Partnership, L.P. (the “Operating Partnership”), purchased the LTI property from 29 third-party unaffiliated investors and one affiliated investor. The purchase price of the LTI property was $56.0 million. The Company caused the Operating Partnership to issue approximately $7.79 million in limited partnership units to those contributing investors. The remaining purchase price was substantially financed with an expansion and extension of the Company’s existing bridge loan (the “Bridge Loan”) obtained from KeyBank National Association (“KeyBank”) in the amount of $12.3 million and the assumption of the existing mortgage loan of $34.43 million ($34.84 million at estimated fair value including the premium of $0.41 million), offset by financing and closing costs of $0.61 million of credits for financing and closing costs. The remaining purchase price of $2.09 million was deferred by the Company and will be repaid upon repayment of the Bridge Loan. As of the acquisition date, the LTI lease had approximately 11 years remaining, expiring on May 31, 2022.

The following unaudited pro forma condensed consolidated balance sheets are presented to reflect (1) the acquisition of the LTI property to give effect to the acquisition of the property as if the acquisition had occurred on March 31, 2011.

The unaudited pro forma condensed consolidated balance sheets should be read in conjunction with the audited Consolidated Balance Sheets and the accompanying notes thereto contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and the unaudited Consolidated Balance Sheets and the accompanying notes thereto contained in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2011.

GRIFFIN CAPITAL NET LEASE REIT, INC.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED BALANCE SHEETS

	Historical March 31, 2011	Pro forma Adjustments- LTI		Pro forma
ASSETS
Total real estate, net	$101,999,473	$65,422,486	A	$167,421,959
Above market leases, net	1,673,377	-		1,673,377
Cash and cash equivalents	1,469,553	-		1,469,553
Restricted cash	1,785,645	-		1,785,645
Deferred financing costs, net	794,728	139,500	B	934,228
Deferred rent and other assets	1,342,340	-		1,342,340

Total assets	109,065,116	65,561,986		174,627,102

LIABILITIES AND EQUITY
Mortgage payable	25,991,166	34,837,746	A/C	60,828,912
Credit Facility	35,000,000	-		35,000,000
Bridge Loan	1,282,703	12,300,000	D	13,582,703
Restricted reserves	666,316	-		666,316
Below market leases, net	852,222	9,010,188	A	9,862,410
Due to affiliates, net	1,978,149	-		1,978,149
Accounts payable and other liabilities, including distributions payable	1,068,829	2,094,150	E	3,162,979

Total liabilities	66,839,385	58,242,084		125,081,469
Noncontrolling interests subject to redemption	4,886,686	-		4,886,686
Common stock subject to redemption	302,081	-		302,081

Stockholders’ Equity:

Preferred Stock, $0.001 par value, 200,000,000 shares authorized, 0 shares issued and outstanding	-	-		-
Common Stock, $0.001 par value, 700,000,000 shares authorized, 902,314 and 1,155,544 shares issued and outstanding, historical and pro forma, respectively	25,894	-		25,894
Additional paid-in capital	21,687,563	-		21,687,563
Cumulative distributions	(1,078,764)	-		(1,078,764)
Accumulated deficit	(1,405,523)	(469,088)	F	(1,874,611)

Total stockholders’ equity	19,229,170	(469,088)		18,760,082

Noncontrolling interests	17,807,794	7,788,990	G	25,596,784
Total equity	37,036,964	7,319,902		44,356,866

Total liabilities and equity	$109,065,116	$65,561,986		$174,627,102

See accompanying notes

GRIFFIN CAPITAL NET LEASE REIT, INC.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

The following unaudited pro forma condensed consolidated statements of operations of the Company, for the year ended December 31, 2010 and for the three months ended March 31, 2011, are presented as if (1) the Will Partners property was contributed to the Company by three unaffiliated third parties and an affiliate of the Company’s sponsor as of the beginning of the year ended December 31, 2010; (2) the ITT and Quad/Graphics properties were acquired by the Company from unaffiliated third parties as of the beginning of the year ended December 31, 2010; (3) the Emporia Partners property was contributed by affiliates of the Company and the Company assumed the related secured mortgage debt as of the beginning of the year ended December 31, 2010; (4) the LTI property was acquired from various unaffiliated third parties and one affiliated investor as of the beginning of the year ended December 31, 2010; (5) the Will Partners and ITT properties were financed from the credit facility obtained from KeyBank (the “Credit Facility”) and the Quad/Graphics and LTI properties were financed with the Bridge Loan; and (6) the Company issued a total of 1.95 million limited partnership units of the Operating Partnership in exchange for the Will Partners, Emporia Partners and LTI properties.

The unaudited pro forma condensed consolidated statements of operations should be read in conjunction with the Consolidated Financial Statements and accompanying notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 and the unaudited Consolidated Financial Statements and accompanying notes thereto included in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2011. In the Company’s opinion, all adjustments necessary to reflect the effects of the properties contributed and acquired, the respective debt, and the issuance of the Company’s shares and limited partnership units have been made.

The pro forma condensed consolidated statements of operations are not necessarily indicative of what the actual operating results would have been had the properties been acquired and/or contributed on January 1, 2010 nor do they purport to represent the Company’s future operating results.

GRIFFIN CAPITAL NET LEASE REIT, INC.

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENTS OF OPERATIONS

December 31, 2010

	Historical	Will Partners Historical	Emporia Partners Historical	ITT Historical	Quad/Graphics Historical	LTI Historical	Pro Forma Adjustment		Pro Forma
Revenue:
Rental income	$6,509,724	$976,762	$533,449	$477,431	$1,209,505	$3,935,283	$1,448,017	a	$15,090,171
Property tax recovery	755,370	236,526	128,333	78,256	177,153	601,824	-	a	1,977,462
Interest income	4,647	-	-	-	-	-	-		4,647

Total revenue	7,269,741	1,213,288	661,782	555,687	1,386,658	4,537,107	1,448,017		17,072,280
Expenses:
Asset management fee	560,141	-	-	-	-	-	677,618	b	1,237,759
Property management fee	188,793	-	-	-	-	-	224,407	c	413,200
Property tax expenses	755,370	236,526	128,333	78,256	177,153	601,824	-	a	1,977,462
Acquisition fees and expenses	2,103,134	-	-	-	-	-	2,799,194	d	4,902,328
General and administrative	1,359,686	-	-	-	-	-	-		1,359,686
Depreciation and amortization expense	2,941,676	-	-	-	-	-	3,515,369	e	6,457,045
Interest expense	3,170,029	-	213,794	-	-	-	3,913,401	f	7,297,224

Total expenses	11,078,829	236,526	342,127	78,256	177,153	601,824	11,129,989		23,644,704

Net loss	(3,809,088)	976,762	319,655	477,431	1,209,505	3,935,283	(9,681,973)		(6,572,424)
Net loss attributable to noncontrolling interest	(2,818,725)						(2,523,341)	g	(5,342,066)

Net loss attributable to Griffin Capital Net Lease REIT, Inc. common stockholders	$(990,363)						(239,995)		$(1,230,358)

Net loss per share, basic and diluted	$(1.08)								$(1.34)

Weighted average number of common shares outstanding - basic and diluted	919,833								919,833

See accompanying notes

GRIFFIN CAPITAL NET LEASE REIT, INC.

UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENTS OF OPERATIONS

Three Months Ended March 31, 2011

	Historical	LTI Historical	Pro Forma Adjustment		Pro Forma
Revenue:
Rental income	$2,454,019	$993,233	$332,836	a	$3,780,088
Property tax recovery	339,957	150,456	-	a	490,413
Interest income	350	-	-		350

Total revenue	2,794,326	1,143,689	332,836		4,270,851

Expenses:
Asset management fees to affiliates	204,212	-	105,000	b	$309,212
Property management fees to affiliates	74,472	-	29,797	c	104,269
Property tax expenses	339,957	150,456	-	a	490,413
Acquisition fees and expenses	262	-	2,799,194	d	2,799,456
General and administrative	370,135	-	-		370,135
Depreciation and amortization expense	1,034,076	-	580,211	e	1,614,287
Interest expense	1,182,542	-	679,755	f	1,862,297

Total expenses	3,205,656	150,456	4,193,957		7,550,069

Net loss	(411,330)	$993,233	(3,861,121)		(3,279,218)
Net loss attributable to noncontrolling interests	(242,685)		(1,872,739)	g	(2,115,424)

Net loss attributable to Griffin Capital Net Lease REIT, Inc. common stockholders	$(168,645)		$(995,149)		$(1,163,794)

Net loss per share, basic and diluted	$(0.08)				$(0.53)

Weighted average number of common shares outstanding - basic and diluted	2,197,250				2,197,250

See accompanying notes

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Rental Properties

On May 10, 2010, the board of directors approved the contribution, to the Operating Partnership, of a property from Will Partners LLC, an entity owned by an affiliate of the Company’s sponsor, and three unaffiliated third parties. The contribution was completed on June 4, 2010 at a purchase price of $26.31 million. The Will Partners property is occupied by World Kitchen, LLC. As of the contribution date, the Will Partners lease had a remaining lease term of 10 years.

On July 14, 2010, the board of directors approved the contribution, to the Operating Partnership, of all of the ownership interests in Emporia Partners LLC and the contribution of a property owned by such entity, from various affiliates of the Company’s sponsor. The contribution was completed on August 27, 2010 at a purchase price of $8.36 million. The Emporia Partners property is leased to Hopkins Enterprises, which subleases the property to Hopkins Manufacturing Corporation. As of the contribution date, the Emporia Partners lease had a remaining lease term of 10 years.

On August 10, 2010, the board of directors approved the acquisition, by the Operating Partnership, of an office facility (the “ITT property”) from an unaffiliated third party. The acquisition was completed on September 23, 2010 at a purchase price of $7.8 million. The ITT property is leased to ITT Educational Services, Inc. at a fixed annual rent of $21.28 per square foot for the term of the lease. As of the acquisition date, the ITT lease had a remaining lease term of six years.

On November 9, 2010, the board of directors approved the acquisition, by the Operating Partnership, of a printing facility (the “Quad/Graphics property”) from an unaffiliated third party. The acquisition was completed on December 30, 2010 at purchase price of $11.85 million. The Quad/Graphics property is leased to World Color (USA), LLC, at a fixed annual rent of $7.16 per square foot for the term of the lease. As of the acquisition date, the Quad/Graphics lease had a remaining lease term of 12 years.

On November 17, 2010, the board of directors approved the acquisition, by a wholly-owned subsidiary of the Operating Partnership, of a laboratory and manufacturing headquarters facility (the “LTI property”) from various unaffiliated third parties and one affiliated investor. The acquisition was completed on May 13, 2011 at purchase price of $56.0 million. The LTI property is leased to Life Technologies Corporation (“LTI”) at an initial annual rent of $12.25 per square foot with increases for the term of the lease. As of the acquisition date, the LTI lease had a remaining lease term of 11 years.

The Company’s portfolio consists of seven single-tenant net lease properties (the “Properties”). Five of the seven leases are full net leases, obligating each tenant to all expenses and costs of operating and maintaining the respective property, including capital expenditures. The ITT and Quad/Graphics leases obligate the tenant to all expenses and costs of operating and maintaining the respective property, leaving the respective landlords responsible for certain capital expenditures such as roof, parking lot, mechanical and structural costs. Reserves of $0.35 million and $0.26 million were established at closing to fund immediate and necessary owner obligations for the ITT and Quad/Graphics leases, respectively.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In accordance with Accounting Standards Codification (“ASC”) 805-10, “Business Combinations” (“ASC 805-10”), the Company performs the following procedures when allocating the contributed or acquired value of the real estate: (1) estimate the value of the real estate as of the transaction date on an “as if vacant basis”; (2) allocate the “as if vacant” value among land, building, and tenant improvements; (3) calculate the value of the intangible assets and liabilities as the difference between the “as if vacant” value and the contributed value; and (4) allocate the intangible value to the above, below and at market leases, leasing costs associated with in-place leases, tenant relationships and other intangible assets. The contribution value or the acquisition value of the Properties has been allocated, as of the transaction dates, in accordance with the methodology discussed above, and are presented in the unaudited pro forma condensed consolidated balance sheets.

The value allocated to building is depreciated and tenant improvements are amortized on a straight-line basis over an estimated useful life. The building is depreciated over a 40 year useful life and tenant improvements are amortized over the remaining contractual, non-cancelable term of the in-place lease. The value of above and below market leases are amortized over the remaining contractual, non-cancelable term of the in-place lease and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. Costs associated with originating these leases are amortized over the remaining contractual, non-cancelable term of the in-place lease, and are included in rental properties, net, in the accompanying unaudited pro forma condensed consolidated balance sheets.

Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheets

The unaudited pro forma condensed consolidated balance sheets as of March 31, 2011 reflect the following adjustments:

A.     Represents the acquisition of the LTI property by the Operating Partnership, in exchange for limited partnership units of the Operating Partnership and the assumption and financing of debt. The acquired value of the LTI property is reflected in the unaudited pro forma condensed consolidated balance sheets of the Company at fair market value. Rental properties, net, and in-place lease valuation is comprised of:

Building and improvements	$33,817,721
Land at fair market value	15,300,000
Intangible leasing assets	16,304,765

Rental properties, net	$65,422,486

In-place lease valuation- below market	$(9,010,188)

Fair market adjustment of assumed mortgage debt	$(412,298)

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

B.     Financing costs of $0.14 million, representing lender fees and costs, were capitalized. These fees and costs were paid to KeyBank as part of the Bridge Loan financing, as discussed below, and are amortized over the term of the loan.

C.     The assumption of approximately $34.43 million in debt with a fair value of $34.84 million as part of the acquisition. The LTI property debt had an original loan amount of $37.0 million and a fixed rate of 5.80%. The terms of the loan require monthly principal and interest payments. The LTI property debt is secured by a deed of trust, security agreement and fixture filing, and an assignment of leases and rents. The loan has a remaining term of approximately 5 years and matures in March 2016. On the acquisition date, the mortgage debt was measured at fair value using current interest rates, causing the Company to record a premium of $0.41 million, which is included in the mortgage payable balance on the accompanying consolidated balance sheets.

D.     The Company amended the Bridge Loan agreement in order to obtain an additional $12.3 million, to substantially fund the acquisition of the LTI property. The material terms of the Bridge Loan are as follows:

i.	$12.30 million loan balance;

ii.	450 basis points over daily LIBOR, with a LIBOR floor of 2.0%;

iii.	Six-month term, due on November 13, 2011;

iv.	Repaid with net equity raised, with minimum monthly payment of $2.05 million; and

v.	Guaranteed by various wholly-owned subsidiaries of the Company’s Operating Partnership, as well as by Kevin A. Shields, the Company’s President and Chairman.

In connection with the Bridge Loan, the Company also executed the second amendment to the credit agreement with KeyBank (the “Second Amendment to Credit Facility”). Pursuant to the Second Amendment to Credit Facility, the debt obtained from the Bridge Loan is secured under the Credit Facility. When the Bridge Loan is paid in full, the secured properties will serve as additional security for the Credit Facility, the guarantees issued in connection with the Bridge Loan will be released, and the secured properties may be refinanced pursuant to the terms of the Credit Facility. The initial Bridge Loan used to finance the acquisition of the Quad/Graphics property had a remaining balance of $1.28 million as of March 31, 2011 and was paid in full on April 18, 2011.

E.     Represents the remaining purchase price due to the sellers, which has been deferred by the Company. This amount will be paid once the Bridge Loan has been paid in full.

F.     Represents closing fees and expenses and the sellers’ portion of debt service and rent paid by the sellers at closing. This amount is included in the accompanying consolidated balance sheets as a reduction to the real estate assets.

G.     In exchange for the LTI property, the Operating Partnership issued 825,285 limited partnership units, representing an equity contribution of $7.79 million. Contributing investors were granted limited partnership units at either $9.20 or approximately $9.60 per unit, depending on whether they were represented by a third party financial advisor or not.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Adjustments to the Unaudited Pro Forma Condensed Consolidated Statements of Operations

The historical amounts for the Properties presented for the year ended December 31, 2010 include operating revenues and certain operating expenses as required by Rule 3-14 and Article 11 of Regulation S-X. Other property level expenses, such as depreciation, interest expense and management fees, are presented for the year ended December 31, 2010 and for the three months ended March 31, 2011 as pro forma adjustments to the unaudited pro forma condensed consolidated statements of operations, and are derived from the results of each transaction:

a.         The pro forma adjustments reflect the contribution and acquisition of the Properties as of January 1, 2010 and include adjustments to reflect the following:

The historical rent revenue includes the contractual rent, straight-line rent and in-place lease valuation amortization. The pro forma adjustments are presented to adjust contractual rent revenue to a straight-line and the amortization of in-place lease valuation, in accordance with ASC 805-10, for each property, as if the property was acquired on January 1, 2010. The following summarizes the adjustment made to rent revenue for the period ended December 31, 2010:

	Adjustment to straight-line	(Above)/below market, in-place rent	Total rent revenue adjustment
Will Partners	$17,071	$(60,813)	$(43,742)
Emporia Partners	62,344	-	62,344
ITT	65,259	(41,953)	23,306
Quad/Graphics	8,325	28,793	37,118
LTI	553,669	815,322	1,368,991

Total	$706,668	$741,349	$1,448,017

The unaudited pro forma adjustment to rental revenue for the LTI property for the three-month period ended March 31, 2011 consisted of the following:

Adjustment to straight-line	(Above)/below market, in-place rent	Total rent revenue adjustment
$129,005	$203,831	$332,836

Property tax recovery is reflected in the statements as the Company has ultimate responsibility for these expenses. Property tax recovery amounts are estimated based on information available to the Company on a given date and may be updated as new information becomes available.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The following are the explanations for other operating and property level expenses included in the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2010 and for the three-month period ended March 31, 2011:

b.     Asset management fees are paid monthly to the Advisor at 0.0625%, or 0.75% annually, based on the aggregate book value of the properties, pursuant to the advisory agreement dated February 10, 2009, as amended.

c.     Property management fees are paid to The GC Net Lease REIT Property Management, LLC monthly at 3.0% of gross property revenues received, pursuant to the property management agreement.

d.     Acquisition fees and expenses are incurred with each contribution and acquisition transaction. The amount incurred as a result of the acquisition of the LTI property was approximately $2.80 million.

e.     Depreciation expense is reflected in the pro forma financial statements based on an estimated useful life of 40 years at the contributed basis or acquisition price for building and building improvements, and the remaining contractual, in-place non-cancelable lease term for intangible lease value. The following tables summarize the depreciation and amortization expense adjustment to the unaudited pro forma condensed consolidated statements of operations, by asset category:

For the year ended December 31, 2010:

	Building and building improvements	Tenant absorption and leasing costs	Total
Will Partners	$198,201	$207,567	$405,768
Emporia Partners	92,977	118,470	211,447
ITT	56,364	142,873	199,237
Quad/Graphics	204,151	173,922	378,073
LTI	845,443	1,475,401	2,320,844

Total	$1,397,136	$2,118,233	$3,515,369

The unaudited pro forma adjustment to depreciation expense for the LTI property for the three-month period ended March 31, 2011 consisted of the following:

Building and building improvements	Tenant absorption and leasing costs	Total
$211,361	$368,850	$580,211

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

f.     Interest expense related to the acquired and assumed property debt is reflected in the pro forma based on the interest rates and terms described above in Notes C and D under “Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheets.” The following tables summarize the interest expense adjustments to the unaudited pro forma condensed consolidated statements of operations:

As of December 31, 2010:

Will Partners (at a rate of 5.75%)	$415,693
ITT (at a rate of 5.75%)	214,595
Quad/Graphics (at a rate of 6.50%)	515,911
LTI- assumed debt (at a rate of 5.80%) (1)	1,967,702
LTI- Bridge Loan (at a rate of 6.50%)	799,500

Total	$3,913,401

(1)	Amount includes amortization of related debt premium.

For the three-month period ended March 31, 2011:

LTI assumed debt (at a rate of 5.80%) (1)	$479,880
LTI- Bridge Loan (at a rate of 6.50%)	199,875

Total	$679,755

(1)	Amount includes amortization of related debt premium.

Interest expense for the Emporia Partners property is not included as part of the interest expense adjustment to the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2010 shown above since it is included in Emporia Partners’ historical interest expense as part of the operating expenses for the year ended December 31, 2010, which are required by Rule 3-14 of Regulation S-X.

g.     Net loss attributable to noncontrolling interest is derived as if the limited partnership units were issued for the Properties as of January 1, 2010 and converted to common stock as shown in the table below. Earnings per share of common stock is calculated based on the actual weighted average shares outstanding for the twelve month period ended December 31, 2010 and the three months ended March 31, 2011.

GRIFFIN CAPITAL NET LEASE REIT, INC.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

	For the Three Months Ended March 31, 2011	For the Year Ended December 31, 2010
Operating Partnership units issued in the initial capitalization of the Operating Partnership	20,000	20,000
Operating Partnership units issued in conjunction with the contribution of the Renfro and Plainfield properties as if converted to common stock	2,020,000	2,020,000
Operating Partnership units issued in conjunction with the acquisition of the Will Partners property as if converted to common stock	813,043	813,043
Operating Partnership units issued in conjunction with the acquisition of the Emporia Partners property as if converted to common stock	315,217	315,217
Operating Partnership units issued in conjunction with the acquisition of the LTI property as if converted to common stock	825,285	825,285

Total Operating Partnership units	3,993,545	3,993,545
Total weighted average shares outstanding as reported on Form 10-Q and 10-K, respectively	2,197,250	919,833

Total	6,190,795	4,913,378

Percentage of Operating Partnership units (noncontrolling interests) to total outstanding shares	64.51%	81.28%

Net loss allocable to noncontrolling interest based on the percentage of Operating Partnership units outstanding to total outstanding shares	$(2,115,424)	$(5,342,066)